UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

□ Form C-U: Progress Update:

□ Form C/A: Amendment to Offering Statement:

□Check box if Amendment is material and investors must reconfirm within five business days.

□ Form C-AR: Annual Report

□ Form C-AR/A: Amendment to Annual Report

□ Form C-TR: Termination of Reporting

Issuer

1. **Name of issuer:** Windjammer Sailing Inc.
2. **Form:** Corporation
3. **Jurisdiction of Incorporation/Organization:** Delaware
4. **Date of organization:** January 9, 2025
5. **Physical address of issuer:** 901 NE 10th Court Miami, FL 33136
6. **Website of issuer:** www.sailingwindjammer.com
7. **Is there a co-issuer:** Yes
8. **Name of co-issuer:** Windjammer Sailing 2025 SPV, LLC
9. **Form:** Limited Liability Company
10. **Jurisdiction of Incorporation/Organization:** South Carolina
11. **Date of organization:** January 9, 2025
12. **Physical address:** 901 NE 10th Court Miami, FL 33136
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** 6% commission based on the dollar amount received from US investors in the Offering for all payments received up to $1,235,000; 5% commission based on the dollar amount received from US investors in the Offering for all payments received between $1,235,001 and $2,500,000; 4% commission based on the dollar amount received from US investors in the Offering for all payments received between $2,500,001 and $5,000,000.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this Offering (as defined below).

20. **Type of security offered:** Preferred Stock

21. **Target number of securities to be offered:** 15,000

22. **Price (or method for determining price):** $100

23. **Target offering amount:** $1,500,000 (the "***Minimum Offering Amount***")

24. **Oversubscriptions accepted: x** Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis □ First-come, first-served basis **x** Other – provide a description: TBD by issuer

26. **Maximum offering amount:** $5,000,000 (the "***Maximum Offering Amount***")

27. **Deadline to reach the target offering amount:** April 1, 2025

28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

January 10, 2025

Form C

Up to $5,000,000.00

Windjammer Sailing Inc. and Windjammer Sailing 2025 SPV, LLC

Windjammer Sailing Inc ("***Windjammer***," the "***Company***," "***we***," "***us***," or "***our***"), a Delaware corporation, is offering up to $5,000,000 (the "***Maximum Offering Amount***") of Preferred Stock in the Company (the "***Preferred Stock***" or the "***Units***") to investors ("***Investor(s)***," "***you***," or "***your***") in this offering (together, the "***Offering***"). The Preferred Stock will be offered to investors in four series (A-1,A-2,A-3,A-4) depending on size of their Capital Contributions. Windjammer is utilizing a crowdfunding vehicle, Windjammer Sailing 2025 SPV, LLC, a South Carolina limited liability company (the "***SPV Company***"), to own the Preferred Stock of all investors who receive Series A-1 Preferred Stock. The investors who would receive Series A-1 Preferred Stock (the "***SPV Investors***") will receive units of the SPV Company's membership interests (the "***SPV Units***"). The SPV Investors will not own a direct ownership interest in the Company, but rather their ownership interest will be in the SPV Company, which will invest all investments into the SPV Company into Windjammer. Unless otherwise specified, references herein to "Preferred Stock" or "Units" shall refer to the Series A-2, A-3, or A-4 directly owned by Investors in Windjammer and Series A-1 that will be owned by the SPV Company on behalf of the SPV Investors.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("***Reg CF***") of the Securities Act of 1933, as amended (the "***Securities Act***"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinitycapital.com/offers/69](the "***Intermediary***").

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by Windjammer in its sole discretion. Windjammer, the SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of Windjammer's offering statement on Form C (the "***Form C***").

Windjammer and the SPV Company have certified that all of the following statements are true for Windjammer and the SPV Company in connection with this Offering:

1. Each of Windjammer and SPV Company is organized under, and subject to, the laws of a State or territory of the United States; 6

2. Each of Windjammer and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

3. Each of Windjammer and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4. Each of Windjammer and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5. To the extent required, both Windjammer and SPV Company have filed with the Securities and Exchange Commission ("SEC") and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6. Each of Windjammer and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7. Each of Windjammer and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

The Offering is being made through Vicinity, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Service Fees and Commissions

	Price to Investors	Service Fees and Commissions (6%)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$1,500,000.00	$90,000.00	$1,410,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$237,350.00	$4,762,650.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of 7 any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must

file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN WINDJAMMER AND THE SPV COMPANY AND THE UNITS. THE UNITS OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE UNITS AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE UNITS SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR

MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF

THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Windjammer's or the SPV Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Windjammer or the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Windjammer or the SPV Company's control) and assumptions. Although Windjammer and the SPV Company believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, Windjammer or the SPV Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Windjammer or the SPV Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Windjammer or the SPV Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

Windjammer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of Windjammer's fiscal year.

Once posted, the annual report may be found on Windjammer's website listed herein. Windjammer must continue to comply with the ongoing reporting requirements until:

> (1) Windjammer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) Windjammer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) Windjammer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) Windjammer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) Windjammer liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Units. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Windjammer will provide the opportunity to ask questions of and receive answers from the Windjammer's management concerning terms and conditions of the Offering, Windjammer or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of Windjammer or the SPV Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Windjammer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Windjammer Sailing Inc. (the "***Company***" or "***Windjammer***") is a Delaware corporation formed on January 9, 2025. Windjammer Sailing 2025 SPV, LLC (the "***SPV Company***") is a South Carolina limited liability company formed on January 9, 2025. The SPV Company will invest the funds raised in this Offering in the Company. Windjammer will use those funds towards the restoration of the S/V Mandalay (the "***Mandalay***"). It is also possible Windjammer will use the funds from the Offering to assist in launching the cruise line that Windjammer plans to operate with the Mandalay. The Mandalay will be owned by WINDJAMMER SCHOONER HOLDINGS, INC a Panamanian entity wholly owned by the Company. The restoration of the Mandalay will be completed by Maritime Preservation

Limited based in Port of Spain, Trinidad & Tobago with an estimated total restoration cost of $7,775,220.46.

While Windjammer believes that its stated investment objective and strategy are compelling, there can be no assurance that Windjammer will achieve its investment objectives.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Units, you should only consider the information contained in this Form C.

Management

The Company will be managed by a Board of Directors which shall be composed of Zachary Luttrell and Charles J. Kropke (the "***Directors***"). The Directors will be responsible for the management and administration of the Company.

The SPV Company shall be managed by Windjammer. As manager of the SPV Company, the Windjammer will be responsible for the management and administration of the SPV Company. Subject to limitations set forth in the operating agreement of the SPV Company, Windjammer will have full authority and discretion to direct all matters related to the SPV Company.

The Offering

Minimum amount of securities being offered	15,000
Maximum amount of securities being offered	50,000
Purchase price per Security	$100.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for the restoration of the Mandalay. Further details provided in this Form C.
Voting Rights	Investors under $1,000,000 will received only those voting rights required under the law. Investors over $1,000,000 shall receive the voting rights described herein. Further details for both classes' voting rights can be found below.

As part of this Reg CF Offering, Windjammer intends to raise contributions ("*Capital Contributions*") up to $5 million to invest in Windjammer to be used for the completion of the Mandalay (the "*Reg CF Maximum*"); provided however, the Company, in its sole discretion, may accept aggregate Capital Contributions below such amount of the Reg CF Maximum.

Windjammer currently believes the total capital needed (the "***Completion Target***") in equity or debt to complete restoration of the Mandalay and launch cruise operations will be approximately $9 million.

Windjammer intends to conduct an initial Closing when it has approximately $1.5 million in total Capital Contributions from this Offering. Windjammer believes that closing before raising the Completion Target, although riskier, will allow Windjammer to begin the restoration process and to avoid other risks and unnecessary delays.

The Company is seeking to raise the capital through three different avenues:

1. **Reg CF Offering**. Utilizing Regulation Crowdfunding, the Company is seeking to raise up to $5 million through the Vicinity funding portal.

2. **506(c) Offering**. Windjammer will utilize 506(c) of Regulation D to obtain additional investments from accredited investors outside of the Reg CF Offering. Windjammer will seek to use this offering under 506(c) to raise the remaining amount of the Completion Target that is not raised by the Crowdfunding Offering or Debt.

3. **Debt**. If Windjammer sees fit, they will explore debt financing options. To the extent that Windjammer is successful in obtaining debt, it will reduce the amount of equity investments needed in the 506(c) Offering or Crowdfunding Offering. Windjammer cannot guarantee that it will be able to obtain debt financing.

This Offering is not an offer to invest in the 506(c) offering.

Windjammer reserves the right, in its discretion, to increase the size of this Offering or of the Completion Target. Windjammer also reserves the right to raise any amount utilizing any of the above discussed options or may not use one of the options.

MEMBERS AND CLASSES OF UNITS

The Members of the SPV Company (the "*Investors*" or the "*Members*") will be the investors who purchase Units pursuant to this offering under Regulation Crowdfunding (the "*Reg CF Offering*" or the "*Offering*"). The SPV Company will hold Series A-1 Preferred Stock of Windjammer on behalf of the Investors in the SPV Company. The Board of Directors, in its discretion, may issue different or additional classes of Units. The current classes of Preferred Units are as follows:

Series A-1 Preferred Stock. Series A-1 Preferred Stock shall be reserved for investors who make Capital Contributions of less than $50,000. Windjammer Sailing 2025 SPV, LLC (the "*SPV Company*") will hold all Series A-1 Preferred Stock issued pursuant to this offering under Regulation Crowdfunding with Series A-1 investors becoming the Members of the SPV Company (the "*Investors*" or the "*Members*" or the *"SPV Investors"*). Notwithstanding anything herein to the contrary, the "*Series A-1 Preferred Return"* shall accrue as a non-compounding preferred return of 5.00% prior to the beginning of the first paying customer passenger voyage of the Mandalay (the "*First Voyage Date*"). Beginning on the First Voyage Date, the Series A-1 Preferred Return shall increase to 9.00% on unreturned Capital Contributions.

Series A-2 Preferred Stock. Series A-2 Preferred Stock shall be reserved for investors who make Capital Contributions between $50,000 and $249,999. Notwithstanding anything herein to the contrary, the "*Series A-2 Preferred Return"* shall accrue as a non-compounding preferred return of 5.00% prior to the First Voyage Date. Beginning on the First Voyage Date, the Series A-2 Preferred Return shall increase to 10.00% on unreturned Capital Contributions.

Series A-3 Preferred Stock. Series A-3 Preferred Stock shall be reserved for investors who make Capital Contributions between $250,000 and $999,999. Notwithstanding anything herein to the contrary, the "***Series A-3 Preferred Return***" shall accrue as a non-compounding preferred return of 5.25% prior to the First Voyage Date. Beginning on the First Voyage Date, the Series A-3 Preferred Return shall increase to 10.50% on unreturned Capital Contributions.

Series A-4 Preferred Stock. Series A-4 Preferred Stock shall be reserved for investors who make Capital Contributions of over $1,000,000. Notwithstanding anything herein to the contrary, the "***Series A-4 Preferred Return***" shall accrue as a non-compounding preferred return of 5.50% prior to the First Voyage Date. Beginning on the First Voyage Date, the Series A-3 Preferred Return shall increase to 11% on unreturned Capital Contributions.

CLOSINGS

Windjammer intends to hold a closing as soon as possible, but Windjammer reserves the right to close the Offering sooner or extend the Offering as it determines is appropriate, in its sole discretion. As described elsewhere, Windjammer believes it needs approximately $9 million in capital to complete the development of the Mandalay and launch cruise operations.

DISTRIBUTIONS

Distributions of Windjammer will be distributed from time to time at the discretion of the Board and in the following order and priority:

(i) First, (A) 100% to the Series A Preferred Stockholders, pari passu among all series of Investors, until the Series A Preferred Stockholders have received total cash distributions equal to the Investor's respective preferred return based on the Series of Preferred Stock (the "***Preferred Return***"). The Preferred Return will be cumulative but non-compounding, such that any unpaid Preferred Return for a given year will accrue, but not compound, each year and will be caught up in accordance with these distribution provisions;

(ii) Thereafter, distributions will be pro-rata amongst all stockholders of The Company.

Voting

1.1   Series A-1, A-2 and A-3 Preferred Stock. The shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall not entitle their holders to any voting rights whatsoever except (a) on matters where this Certificate of Designations requires or permits the vote, consent or approval of the requisite holders or (b) on matters with respect to which non-waivable provisions of applicable law require the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock to have voting rights. On any matter presented to the stockholders of Windjammer for their action or consideration at any meeting of stockholders of Windjammer (or by written consent of stockholders in lieu of meeting) at which non-waivable provisions of applicable law require the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock to have voting rights, each holder of outstanding shares of such series may cast the number of votes equal to the number of whole shares of Non-Voting Common Stock into which the shares of such series held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of the applicable series held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by non-waivable provisions of applicable law, holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall vote together with the holders of Non-Voting Common Stock as a single class on an as-converted basis and shall have voting rights and powers equal to the voting rights and powers of the holders of Non-Voting Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of Windjammer.

1.2   Series A-4 Preferred Stock. On any matter presented to the stockholders of Windjammer for their action or consideration at any meeting of stockholders of Windjammer (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A-4 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series A-4 Preferred Stock held by such holder are convertible (as provided in <u>Section 5</u> below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A-4 Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward).

Conversion

 The holders of the Series A Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

<u>Right to Convert</u>.

       1.1   <u>Conversion Ratio</u>. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the original issue price for the series of Series A Preferred Stock by the Conversion Price for that series of Series A Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Series A Preferred Stock means the original issue price for such series of Series A Preferred Stock, which initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Designations.

       1.2   <u>Conversion Shares</u>.

       1.2.1   Shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are convertible only into shares of Non-Voting Common Stock pursuant to this <u>Section 5</u>, and all references to Common Stock issuable upon conversion of any shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock shall mean Non-Voting Common Stock.

        1.2.2   Shares of Series A-4 Preferred Stock are convertible only into shares of Voting Common Stock pursuant to this <u>Section 5</u>, and all references to Common Stock issuable upon conversion of any shares of Series A-4 Preferred Stock shall mean Voting Common Stock.

COMPANY EXPENSES

Windjammer will bear all costs and expenses incurred by the Windjammer in the setup and maintenance of the operations of Windjammer, including legal and accounting expenses, the cost of preparing Windjammer's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering and as further described herein, Windjammer will pay a fee to Vicinity, LLC. Windjammer will also bear the costs and expenses incurred by the SPV Company.

THIRD PARTY AND AFFILIATE SERVICES

Certain necessary services will be provided by third parties. Other third parties may be engaged, and, to the extent Windjammer believes that Windjammer, or an affiliate of Windjammer, can provide any such services, Windjammer shall be free to provide the services itself or allow an affiliate to provide the services for additional fees. The fees shall be charged at market rates and will be competitive with fees that would be charged if Windjammer used the services of a third-party.

BORROWINGS

Windjammer may procure debt to help fund the restoration of Mandalay.

RISK FACTORS

An investment in the Company is subject to significant risks. These risks are set forth in greater detail in the section entitled "Risk Factors."

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this Offering. Once the Minimum Offering Amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the Offering will be deemed to have successfully closed and the respective Investors' Capital Contribution will be confirmed. Vicinity will notify Investors when the Maximum Offering Amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an Investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the Minimum Offering Amount has been met, the funds will be released to the issuer upon closing and the Investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the Minimum Offering Amount has been met. Unless the issuer raises at least the Minimum Offering Amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the Minimum Offering Amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, Investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an Investor does not reconfirm his or her investment commitment within such time period, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Certain Tax Risks and Considerations

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE TAX EFFECTS OF AN INVESTMENT IN THE OFFERING, ESPECIALLY IN LIGHT OF THEIR PARTICULAR FINANCIAL SITUATIONS.

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (*e.g.*, estate and gift tax), or any state, local, or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Investors of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Investor. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), the regulations promulgated thereunder (the "*Treasury Regulations*"), and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect an Investor and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an Investor in light of such Investor's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to an Investor because such Investor is subject to special rules, including, but not limited to, rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers, and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Investors who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass-through entity for U.S. federal income tax purposes. This summary does not in any way either bind the U.S. Internal Revenue Service (the "**IRS**") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state, or local agency, or the courts. The Company and the SPV Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective Investor is urged to consult its own tax advisor with respect to the federal, state, local, and foreign tax consequences of the purchase, ownership, and disposition of an investment in the SPV Company and thus the Company.

Tax Status of the Company

The Company is classified as a C corporation for federal income tax purposes. The Company will be subject to federal and state income tax and is required to file Form 1120 each fiscal year, as well as all applicable State and local tax filings.

Tax Status of the SPV Company

The SPV Company intends to be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS with concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The SPV Company intends to in a manner that it will not cause the SPV Company to be treated as a publicly traded partnership. The SPV Company intends to obtain and rely on appropriate representations and undertakings from each Investor and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership. If the SPV Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Investors would be substantially less than if the SPV Company were classified as a partnership for U.S. federal income tax purposes. Moreover, because the Company intends to be classified as a C corporation, any distributions by the Company to the SPV Company generally would be taxable as a dividend to the SPV Company.

Income taxation of the Company, the SPV Company, and Investor(s)

The Company will be subject to income taxation on its income at the U.S. federal income tax rate for corporations. Distributions from the Company, as a C corporation, to the SPV Company will be treated as a taxable dividend from the C corporation to the SPV Company, as discussed in *Tax Status of the SPV Company*, above.

As an entity treated as a partnership for U.S. federal income tax purposes, the SPV Company will not pay U.S. federal income taxes, but each Investor will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the SPV Company. The distributive share of a tax-exempt Investor may be treated as unrelated business taxable income ("*UBTI*") under Section 512 of the Code. See "*Tax-Exempt Investors*" below. It is possible that the Investors could incur income tax liabilities without receiving sufficient distributions from the SPV Company to defray such tax liabilities. The Company's and the SPV Company's taxable year will be the calendar year, or such other year as required by the Code. The IRS and Treasury Regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the Treasury Regulations.

Investor's Tax Basis

The basis of an Investor in its Units is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Interest; (ii) the amount of non-taxable distributions (including any decrease in the Investor's share of the SPV Company's liabilities) that it may receive from the SPV Company; and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. An Investor's initial tax basis of its Units in the SPV Company will equal its cost for the Units (which, to the extent that the Investor contributes property other than cash, will generally be limited to the Investor's basis in the contributed property) plus the Investor's share of the SPV Company's liabilities at the time of purchase, if any. An Investor's tax basis of its Units will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Investor to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Investor. For this purpose, an increase in an Investor's share of the SPV Company's liabilities will be treated as a contribution by the Investor to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Investor

Allocation of SPV Company Income, gain, Loss, Deductions, and Credits

The operating agreement of the SPV Company will contain provisions intended to comply substantially with the Code and Treasury Regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for U.S. federal income tax purposes. However, the Treasury Regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for U.S. federal income tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the SPV Company's allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenses; Loss Limitations

Except as described in the following paragraph, interest on any amount borrowed by an Investor (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose, "net investment income" will generally include net income from the SPV Company and other income from property held for investment by an Investor (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income. Interest on any amount borrowed by an Investor to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Investors are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "**2017 Tax Act**"), noncorporate taxpayers could, pursuant to Section 67 of the Code, deduct certain miscellaneous expenses (*e.g.*, investment advisory fees, tax preparation fees, unreimbursed employee expenses, and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning on January 1, 2018 through December 31, 2025. Accordingly, an Investor who is an individual will not be permitted to deduct his share of SPV Company expenses that are treated as miscellaneous itemized deductions. Under Section 469 of the Code, non-corporate Investors (and certain closely-held C corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (*e.g.*, interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, if any, generally will be treated as passive activity income or losses. Accordingly, an Investor will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable SPV Company expenses. An Investor generally will not be able to use passive activity losses to offset portfolio income (*e.g.*, interest, dividends, capital gains from investments, and royalties) from the SPV Company. Certain Investors may also be subject to other limitations on using losses allocated to such Investor by the SPV Company, including, without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Investors should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Investor's particular circumstances.

Capital Losses

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the Investor's filing status. Excess losses can be carried forward indefinitely.

Sale or Exchange of SPV Company Interests

An Investor generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Investor's adjusted tax basis in the Units sold. The amount realized will include the Investor's allocable share of certain Company indebtedness, as well as any proceeds from the sale. As a result, an Investor's tax liability upon the sale of any Units may exceed the Investor's cash proceeds from such a disposition. Pursuant to Section 741 of the Code, gain or loss recognized by an Investor on the sale or exchange of Units will generally be taxable as long-term capital gain or loss, provided that the Investor has held the Units for more than a 12-month period, except that the gain will be ordinary income to the extent attributable to the Investor's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

Qualified Small Business Stock – Section 1202

While it may be possible that an investment by the SPV Company in the Company (or other entities) could qualify a portion of the taxable gain arising from the disposition of Company interests by the SPV Company to be excluded from federal income taxation pursuant to Section 1202 of the Code, and thus the gain passing through to an Investor as a result of such a disposition of Company interests by the SPV Company, neither the Company nor the SPV

Company makes any representation or warranty that (1) the Company is a "qualified small business" or that (2) any gain would be excludible under Section 1202 or any other Section under the Code. Investors are encouraged to consult with their tax advisers prior to making an investment regarding any potential benefit under Section 1202 or any other Section of the Code.

Certain Elections

Section 754 of the Code provides for an election to adjust the basis of SPV Company property upon distributions of SPV Company property to an Investor and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to an Investor, depending upon the Investor's individual circumstances, and could affect an Investor's ability to sell the Interests or the price obtainable therefor. The manager(s) of the SPV Company, in its or their sole discretion, may cause the SPV Company to make such an election. Any such election, once made, cannot be revoked without the consent of the IRS. All other elections required or permitted to be made by the SPV Company under the Code will be made by the manager(s) of the SPV Company in its or their sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "***Budget Act***"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the SPV Company) appoints one person (the "***Partnership Representative***") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the SPV Company's income in settlement of an IRS audit, will bind all Investors. Pursuant to the operating agreement of the SPV Company, the manager(s) will designate a person to serve as the Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the SPV Company to the contrary, have to be paid by the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Investors based on the Investors' interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Investors based on their membership interests in the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Investors was different.

The new rules also can cause the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Investors would be computed under the prior partnership audit rules (*e.g.*, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain Investors). The Budget Act directs the IRS to provide procedures that may allow the SPV Company, in calculating taxes imposed on the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain Investors, which may require Investors to provide certain information to the SPV Company (possibly including information about the owners of Investors classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the SPV Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. Such alternative procedures may require Investors (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company in respect of IRS audit adjustments will be borne by the Investors and former Investors, as applicable, pursuant to the terms of the operating agreement of the SPV Company.

The new partnership audit rules are complex. Investors should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The SPV Company may generate income that is taxable as UBTI to tax-exempt Investors. Generally, tax-exempt Investor will be subject to U.S. federal income tax on its share of any UBTI earned by the SPV Company. Additionally, if a tax-exempt Investor borrows any amount to fund its Capital Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) may be UBTI. Moreover, debt incurred by the SPV Company directly could cause income which would not otherwise be UBTI to be treated as UBTI to a tax-exempt Investor. The potential for having income characterized as UBTI may have a significant effect on any investment by a tax-exempt entity in the SPV Company and may make investment in the SPV Company unsuitable for some tax-exempt entities. Tax-exempt Investors should consult their own tax advisors regarding all aspects of UBTI.

Local, State, and Foreign Taxes

Prospective Investors should also consider the potential state, local, and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, an Investor and/or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the SPV Company operates.

Net Investment Income Tax

Each investor should consult with its own tax advisors regarding the applicability of the 3.8% tax on "net investment income" attributable to ownership of an interest in the SPV Company pursuant to Section 1411 of the Code.

Potential Changes in Tax Law

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. The U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial, or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

THIS DISCUSSION DOES NOT DEAL WITH ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO SPECIFIC INVESTORS OR CLASSES OF INVESTORS IN LIGHT OF THEIR UNIQUE CIRCUMSTANCES. ALL PERSONS CONSIDERING AN INVESTMENT IN THIS OFFERING ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Charles Kropke	50%
Zack Luttrell	50%

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Charles Kropke
Position: CEO
Dates: Since inception – present
Full-time or Part-Time: Part time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Company: Dragonfly Exhibitions Inc
Title: CEO
Part time or Full Time: Part-time

Description: Charles purchased Dragonfly in 2002 and has bene building it ever since. Dragonfly Exhibitions is an expeditionary tour company of Florida and the Caribbean Basin. They are currently Florida's largest corporate tour company.

Education
1982-1986 BS in Political Science from Barry University

Name: Zack Luttrell
Position: President + COO
Dates: Since inception – present
Full-time or Part-Time: Part time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Company: Sports Fans Travel
Title: Owner
Dates of Employment: 06/2022 – Present
Part or Full Time: Part time
Description: Create all-inclusive travel packages for various NFL fans to attend the International NFL Series games. Negotiate contracts with NFL legends to attend events.

Company: Roaring Riot
Title: Owner
Dates of Employment: 02/2013 - present
Part or Full Time: Part time
Manage all aspects of a supporter fan union of the Carolina Panthers.

Education
1998 – 2001 BS in Communication Studies from UNC Greensboro

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting Common Stock
Amount outstanding	209,000
Voting Rights	Full voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify securities issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption Used or Public Offering
None		$			

The Company has not conducted any previous Securities offerings.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Charles Kropke	Director	Ship Purchase Option Agreement. Through his company, Dragonfly Exhibitions, Charles has given Windjammer Sailing Inc and its subsidiaries the option to buy the S/V Mandalay for a Purchase Price of $1. Agreement can be found in Exhibit J.	$1

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Offering Amount and Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$180,000	4.75%	$237,350
S/V Mandalay Restoration Phase 1	73.33%	$1,320,000	32.00%	$1,600,000
S/V Mandalay Restoration Phase 2	0.00%	$0	35.00%	$1,750,000
Begin S/V Mandalay Restoration Phase 3	0.00%	$0	24.25%	$1,212,650
Operating + General Expenses	0.00 %	$0	4.00%	200,000
Total	**100.00%**	**$1,500,000**	**100.00%**	**$5,000,000**

Business Plan

Windjammer overall investment objective is to provide investors with the opportunity to invest in Windjammer's development and operation of a Caribbean focused boutique cruise line using the Mandalay. The goal of this Offering is to raise the funds to complete the restoration of the Mandalay. Windjammer also hopes the Mandalay is the first vessel in a cruise fleet and that it will be able add a second historic sailing vessel to the fleet within the next several years.

The Mandalay will be owned by WINDJAMMER SCHOONER HOLDINGS, INC a Panamanian entity wholly owned by Windjammer Sailing Inc. The restoration of the Mandalay will be completed by Maritime Preservation Limited based in Port of Spain, Trinidad & Tobago with an estimated total restoration cost of $7,775,220.46. You can find details of the restoration plan and quote in the Exhibit I below. Windjammer intends that the Mandalay, a 236-foot schooner, will be able to accommodate 70 passengers and 30 crew after restoration is complete.

The Completion Target of approximately $9 million will allow for the restoration of the Mandalay and for Windjammer Sailing Inc. to launch cruise operations. Windjammer also plans to target the acquisition and restoration of additional historic sailing vessels to add to the Windjammer fleet and has identified two potential targets in the S/V Lili'uoakalani and S/V Polynesia. Windjammer plans to raise additional funds which may include debt, equity, or a combination of to finance adding additional historic sailing vessels to the fleet.

No representation is made the plans discussed herein will or are likely to be achieved.

Customer Experience

Windjammer plans for its cruises to offer intimate and personalized experiences, with the goal of planned itineraries that would include a 6-day journey from Grenada exploring various Caribbean islands, and bespoke shore excursions crafted with local partners. Windjammer plans that guests on Windjammer cruises will enjoy a range of unique onboard and shore experiences. Onboard the Mandalay, Windjammer plans to offer farm-to-table dining with fresh ingredients sourced from each port, sunset sails, stargazing, and enrichment activities led by guest speakers and artisans. Windjammer plans to make available water-based activities such as snorkeling, kayaking, and paddleboarding and other amenities designed for relaxation and pampering. Windjammer intends to offer shore excursions that are curated to provide authentic cultural experiences and allow guests to immerse themselves in the local culture.

Revenue Model and Target Market

Windjammer's planned revenue model combines ticket sales, onboard sales, excursions, and an online shop. Windjammer believes it may be able to achieve an anticipated average occupancy rate of 92% over 308 sailing days per year. Windjammer will target affluent, educated travelers aged 34-50. These customers, primarily from the US, generally have higher incomes and are likely to value immersive cultural experiences and unique adventures. Windjammer anticipates a revenue model of 75% business to consumer sales with 25% business to business for corporate charters and weddings/events. The go-to-market strategy includes online channels like social media and our website, as well as offline channels such as specialty travel partners, events, and a call center. This approach aims to create an exclusive brand image and build a community of culturally curious travelers, positioning Windjammer with the goal to capture a growing share of the specialty cruise market. Even without a firm sailing date, Windjammer already has a 700+ person waitlist and prebooked corporate charters accounting for what Windjammer believes will be over $2 million in combined revenue if all the waitlist and prebooked corporate charters are paid.

No representation is made that projections or results discussed herein will or are likely to be achieved. No representations or projections are meant to imply specific projections for Windjammer.

FINANCIAL INFORMATION

As Windjammer Sailing Inc. is a newly formed corporation, there has been no significant financial activity thus far. The Company's audited financials can be found below in Exhibit H.

Offering Updates

Updates regarding the progress of the Windjammer in meeting the target amount will be provided via email. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

Windjammer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform Investors via email where to find the report.

Risk Factors

An investment in the Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our Units. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our Units.

General Business Risks

Early-Stage Venture Risks. Windjammer and the SPV Company are both newly formed entities with no operating history. As such, potential investors have no historical data or financial performance to evaluate Windjammer's business prospects. Windjammer's ability to succeed depends on a variety of factors, including its ability to restore and operate the Mandalay, attract customers, and manage operational challenges. There is no guarantee that the company will be able to achieve its business objectives or operate profitably. Additionally, unforeseen challenges may arise that Windjammer's management is not prepared to address.

Investment Risks. Windjammer's, and thus the SPV Company's, economic performance and value are subject to many risks, including the failure for any reason of Windjammer to complete the restoration of the Mandalay or the inability to generate revenues sufficient to meet operating expenses, including debt service. Windjammer's, and thus the SPV Company's, cash flow and ability to pay distributions to its equity holders, or even to meet its obligations to any lender are subject to its ability to generate cash flow from the successful restoration of the Mandalay and eventual operation of a cruise line. Factors outside Windjammer's control that make Windjammer, the SPV Company, Venue, and the Investor's investments susceptible to the risks generally include:

- unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing, conditions that could cause an increase in the operating expenses of Windjammer (such as increases in property taxes, utilities, compensation of on-site personnel and routine maintenance), and other factors affecting the local economy;

- construction or physical defects in the Mandalay that could affect its seaworthiness or cause the Company to make unexpected expenditures for repairs and maintenance;

- development of similar businesses that may attract potential customers of Windjammer;

- changes in any laws or regulations that may increase costs; and

- damage to or destruction of any of the Mandalay or any other ships acquired by Windjammer, or other catastrophic or uninsurable losses, which may thereafter be impossible to repair or replace.

Startup Failure Risk. The majority of startup companies fail, and there is a significant risk that Windjammer may not be able to generate sufficient revenue to sustain operations. Factors such as market demand, competition, and operational inefficiencies could result in the business failing, in which case investors could lose their entire investment. Even with strong demand, high fixed costs or unanticipated expenses could undermine profitability and lead to insolvency.

Regulatory and Legal Risks. Windjammer operates in a heavily regulated environment, including maritime laws, environmental regulations, and crowdfunding requirements. Failure to comply with these laws and regulations could result in fines, penalties, or operational shutdowns. Additionally, changes to existing regulations or the introduction of new regulations could increase costs or limit operations. Navigating this complex regulatory landscape requires significant expertise, and any lapses in compliance could harm the company's reputation and financial stability.

Economic Conditions. Economic downturns, inflation, or reduced consumer discretionary spending could adversely impact the demand for boutique cruises. A prolonged economic slowdown could significantly harm Windjammer's ability to generate revenue. Economic uncertainty could also increase operational costs or limit the company's ability to access additional funding, compounding the risks to investors.

Factual Statements/Track Record Information. Certain of the factual statements made in this Form C are based upon information from various sources believed by Windjammer to be reliable. Windjammer has not independently verified any of such information and will have no liability for any inaccuracy or inadequacy thereof. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party (including legal counsel to Windjammer) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Form C. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts, or other attributes of Windjammer or to the anticipated future performance of Windjammer.

Investors are cautioned about relying upon information within this Form C that presents, or is based upon, valuations of private company securities or securities that are otherwise subject to limitations on marketability. It is difficult to determine the true fair market value of such securities, and Windjammer's ability to present information regarding the value of specific companies may be impaired due to contractual or fiduciary obligations to those companies or other third parties, with the result that Windjammer often is called upon to determine valuations based upon reasonable estimates or various "rules of thumb" common within the industry. While all such information in this Form C is presented by Windjammer in good faith, there can be no assurance that explicit or implicit valuations of such securities reflect true fair market value (or even all of the information in the possession of Windjammer). Similar considerations apply to securities that are otherwise marketable, but held in such large amounts that they could not be sold without overwhelming market demand or otherwise influencing market prices.

Investors are cautioned about the interpretation of track record and similar information relating to prior financial performance, whether contained in this Form C. The private fund industry lacks a comprehensive set of generally accepted rules for calculating and presenting rates of return and other elements of financial performance. Direct comparisons of track record and similar information contained in this Form C with corresponding information in marketing and other materials relating to other investments may be misleading. Investors are similarly cautioned about the use of industry benchmarks.

Investment track record and other background information presented in this Form C with respect to Windjammer are not comprehensive.

Definitive Terms and Conditions. Portions of this Form C describe specific terms and conditions governing the Investors. The actual terms and conditions set forth in the bylaws of the Company may vary materially from those described in this Form C for a variety of reasons including negotiations between Windjammer and prospective investors as well as formal amendments to the bylaws following such closing. Moreover, the bylaws of the Company will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Form C. In all cases, the bylaws of the Company will supersede this Form C. Prospective investors are urged to carefully review the bylaws of the Company, and must also be aware that, pursuant to the rules governing amendments set forth in the bylaws, certain types of amendments to the bylaws may be adopted with the consent of less than all investors.

Special Caution for Investors in Second or Later Closings. It is possible that some investors may be admitted at a second or later closing. It is expected that, following the initial closing, Windjammer will engage in a variety of investment and investment-related activities. In connection with such activities, Windjammer may obtain confidential information. Windjammer generally will not disclose such information to prospective investors in connection with their consideration of an investment in the Company. As a more general matter, any person considering an investment in Windjammer (including an existing Investor that is considering an increase to its Capital Contributions) subsequent to the initial closing should assume that Windjammer will be in possession of information (such as information relating to the Mandalay or to other matters arising subsequent to such initial closing) which information both: (x) would be material to such person's evaluation of an investment in the Company; and (y) will not be disclosed to such person by the Mandalay in connection with such evaluation.

Under some circumstances, a person considering an investment in the Windjammer may be provided with copies of financial statements for periods following the initial closing. Any such person is cautioned that it will be inherently difficult to determine the value of private company securities, and that, accordingly, it would be inappropriate to interpret any information set forth in such statements as a representation or warranty regarding the true fair market value of any such securities.

Lack of Member Control. Subject to the implementation of the investment limitations set forth in the bylaws of the Company or subject to applicable law, the Board of Directors has complete discretion with respect to the Company's activities. The Investors will not make decisions with respect to the management, disposition, or other realization of any investment made by the Company, or other decisions regarding the Company's business and affairs.

Counsel to the Company Does Not Represent the Members. Windjammer has retained outside counsel in connection with the formation of the Company and may retain the same outside counsel as legal counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any Investor or prospective investor of the Company, unless the Company or prospective investor otherwise agrees and such Investor or prospective investor separately engages outside counsel, in connection with the formation of the Company, the Offering, the management and operation of the Company or any dispute that may arise between any Investor, on the one hand, and the Directors, the Company and/or their affiliates on the other hand (the "***Company Legal Matters***"). Any Investor or prospective investor will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each Investors and prospective member acknowledges that the Company's outside counsel may represent the Company in connection with the formation of the Company and any and all Company Legal Matters.

Financial and Investment Risks

Capital Requirements. The $5 million raised through this Regulation Crowdfunding campaign will not be sufficient to fully restore the Mandalay or achieve Windjammer's business plan and Completion Target. Additional capital is required and, if not secured, Windjammer will be unable to complete the restoration or commence operations, whjich will jeopardize Investor returns. This dependency on external funding introduces uncertainty and could dilute existing investors' ownership stakes if new equity is issued.

Concentration of Investment. The Offering is concentrated solely in the investment in Windjammer, increasing the vulnerability of Investors as compared with investing in a portfolio that is more diversified. In the event Windjammer is not successful, the lack of a diversity of investments will make it impossible for Investors to protect against the losses from Windjammer. Investors should consider the increased risk of an investment without any diversification.

Regulation D Fundraising. Beyond the funding via this Offering through Regulation Crowdfunding, Windjammer intends raise additional equity capital via Regulation D. Windjammer cannot guarantee that securities issued in exchange for additional capital investments through Regulation D will not be sold on terms more favorable than those offered to earlier investors and the Investors in this Offering. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing can be obtained by the company.

Illiquidity of Investment. Investments made under Regulation Crowdfunding are generally illiquid. Investors may not be able to sell their securities until the holding period expires and even then, a market for these securities may not exist. There is a significant risk that investors may never realize a return on their investment, as there is no guarantee of a future liquidity event such as a sale, merger, or public offering.

Valuation Risk. Any valuations at this point in the life of Windjammer may not accurately reflect the actual value of the Company, and Investors risk overpaying for their ownership stake. If Windjammer fails to meet its projections, the valuation could decline significantly, resulting in substantial losses for Investors.

Going Concern. The financial statements attached hereto have been prepared on the going concern basis, which assumes that Windjammer will continue in operation for the foreseeable future. However, it is possible there are conditions and events that could create an uncertainty about the ability of Windjammer to continue as a going concern. Under these circumstances, the financial statements attached hereto would likely no longer be accurate and Investors would likely suffer material and adverse consequences.

Relationship between issuer and co-issuer. The SPV Company is the co-issuer and is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Windjammer. Pursuant to the requirements of Regulation Crowdfunding, the SPV Company cannot be used to change the economic exposure or rights of the Investor in any way. If the SPV Company is misused in any improper way then it could violate securities law and impair the investment of the investors.

No Distributions/No Provision for Return of Capital. It is anticipated that the Investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although Windjammer anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, Windjammer cannot provide any assurances as to when, if ever, cash distributions will be made to Investors.

Possible Loss of Entire Investment. An investment in the Offering involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that if Windjammer is unsuccessful, the investor's entire investment in the Company may be lost and the Company may be faced with liquidation.

Operational Risks

Restoration Challenges. Restoring a 100-year-old vessel such as the Mandalay is inherently complex and carries risks of unforeseen delays, unexpected costs, and structural or mechanical issues. Any significant deviation from the restoration timeline or budget could delay Windjammer's ability to generate revenue or require additional funding. Moreover, specialized skills and materials may be required, which could exacerbate delays and increase costs. It is possible that Windjammer may not be able to obtain the necessary skills or materials to complete the restoration of the Mandalay. Investors should consider the risk that the costs and complications of restoring the Mandalay could materially and adversely impact the ability of Windjammer to restore the Mandalay in a cost-efficient manner that makes it possible to operate the Mandalay and run Windjammer's business.

Impossible to Restore. The Mandalay is currently not restored and is not operational. While Windjammer believes it will be possible to restore the Mandalay to operation, it is possible that Windjammer will not be able to restore and operate the Mandalay. In the event restoration of the Mandalay is impossible then it will likely be impossible for Windjammer to execute its business plan and Windjammer will likely not be able to stay in business. This means that Investors could lose the entire amount of their investment if the Mandalay cannot be restored. Investors should carefully consider the risks of investing in a company that is totally dependent on the successful restoration of a boat that is over 100 years old.

Lack of Ownership. The Mandalay will be owned by WINDJAMMER SCHOONER HOLDINGS, INC a Panamanian entity wholly owned by the Company. The Company will not actually own the Mandalay. Investors should consider the increased risks of investing in a company that does not own its most critical asset for operation.

Dependence on Key Personnel. The success of Windjammer is heavily dependent on the expertise and leadership of its management team and maritime staff. If key personnel are unable or unwilling to continue in their roles, then Windjammer may face operational disruptions and difficulty finding qualified replacements. This dependency poses a risk to continuity, as Windjammer may lack institutional knowledge or leadership during a critical phase.

Key Personnel Background

Key Person Charles Kropke filed for Chapter 13 bankruptcy in 1996 and 2016. The 2016 bankruptcy was discharged and the 1996 bankruptcy filing was dismissed.

Vendor and Supply Chain Risks. Windjammer's operations rely on third-party vendors for restoration, supplies, and services. Disruptions in the supply chain, cost increases, or vendor nonperformance could negatively impact restoration efforts or ongoing operations. Reliance on a limited pool of specialized vendors may further exacerbate these risks, especially in the case of unforeseen shortages or delays.

Litigation Cost Risks. Windjammer will be subject to a variety of litigation risks. In the event of a dispute arising from any activities relating to the operation of the Windjammer, it is possible that Windjammer, the SPV Company, or the Directors may be named as defendants. Under most circumstances, Windjammer will indemnify the Directors and the officers of the Company for any costs they incur in connection with such disputes. Beyond direct costs, such disputes may adversely affect Windjammer in a variety of ways, including by distracting the Directors and harming the reputation of Windjammer.

Maritime-Specific Risks

Weather and Natural Disasters. The Caribbean region is prone to hurricanes, tropical storms, and other natural disasters that could damage the Mandalay, disrupt operations, or endanger passengers and crew. These risks are heightened during hurricane season and could result in substantial financial loss. Additionally, unpredictable weather patterns may lead to itinerary changes or cancellations, impacting customer satisfaction and revenue. In the event a weather event occurs that destroys or severely damages the Mandalay or any of Windjammer's other equipment then Windjammer may not be able to recover and Investors may lose their total investment amount.

Mechanical Failures. Despite restoration efforts, the Mandalay's age makes it susceptible to mechanical issues or system failures. Repairs could result in operational downtime, increased costs, and customer dissatisfaction. Frequent or severe mechanical issues may also harm the company's reputation, reducing repeat business and referrals. Investors should consider the increased risk of investing in a company that is dependent on the use of a boat that is over 100 years old. In the event the Mandalay experiences any difficulties in operation then it may be impossible for Windjammer to operate and thus impossible for it to create a return for Investors.

Navigation and Safety Risks. Sailing inherently involves risks of accidents, navigational errors, or even piracy in certain regions. Any significant safety incident could result in loss of life, injury, or damage to Windjammer's reputation, leading to legal liabilities and financial losses. Ensuring robust safety protocols and training is essential but may not fully mitigate these risks.

Market and Competitive Risks

Niche Market Risks. The boutique cruise industry is a niche market, and there is no guarantee that there will be sufficient demand for Windjammer's offerings. Market conditions, competition, or changes in consumer preferences could adversely Windjammer's ability to attract and retain customers. Windjammer's reliance on a narrow market segment magnifies the impact of any adverse market trends. Additionally, it may be difficult for Windjammer to establish its presence in this niche market and it may not be known to the small group of potential customers. Investors should carefully consider the increased risks of investing in a company that is dependent upon acceptance by a small group of customers in a niche market.

Changing Consumer Preferences. The target market's preferences for unique, authentic travel experiences may evolve. If Windjammer fails to adapt to changing consumer expectations or trends, it could lose market share to competitors. Staying relevant in the travel industry requires continuous innovation and investment, which may strain resources.

Reputation Risk. Negative publicity, safety incidents, or poor customer experiences could severely damage Windjammer's reputation. Given the importance of word-of-mouth and reviews in the travel industry, any reputational harm could lead to a decline in bookings and revenue. Rebuilding trust and reputation can be costly and time-intensive, with no guarantee of success. It is possible that customers of Windjammer could provide negative reviews or spread negative information on the customer experience, with or without, basis for their negative reviews. There is an increased risk of investing in a company that could suffer financial harm based on the reviews of customers that are beyond the control of Windjammer.

Environmental and Sustainability Risks

Environmental Compliance. Maritime operations are subject to strict environmental regulations, including waste management, fuel usage, and pollution controls. Compliance costs may be significant, and non-compliance could result in fines, penalties, or legal action. Adapting to evolving regulations may also require costly operational adjustments or investments.

Climate Change Impacts. Rising sea levels, changing weather patterns, and other effects of climate change may impact Caribbean destinations and sailing conditions. These changes could reduce the appeal of Windjammer's itineraries or disrupt operations. Prolonged climate-related disruptions could erode profitability and investor confidence.

Geographic and Political Risks

Dependency on Caribbean Operations. Windjammer's business model relies on Caribbean destinations. Political instability, economic downturns, or changes in tourism policies in the region could negatively affect operations. The company's limited geographic diversification magnifies its exposure to regional risks. In the even there are issues in the Caribbean, it will be impossible for Windjammer to operate as it is limited to the geographic areas where it can operate its business.

Access to Ports. Port access fees or restrictions may change over time, impacting Windjammer's planned itineraries or profitability. Smaller ports may impose new regulations or limit access to historic vessels. These changes could lead to increased costs or logistical challenges, reducing the company's operational flexibility.

Exposure to Various Laws. Windjammer's operations will expose it to multiple different legal regimes. The laws that may govern Windjammer include, but are not limited to, federal, state, and local laws within the United States, the laws of Panama through the ownership of the Mandalay, the laws of the Caribbean in the areas where Windjammer will operate, international laws when operating in waters not governed by a specific country, and by maritime laws. The requirements of compliance with multiple laws may increase costs to Windjammer and thus reduce the ability to create returns for investors. Additionally, the chances are increased that Windjammer may have compliance issues with laws to which it is subject. The management of Windjammer may not be as familiar with some laws as they would be if they were only subject to U.S. laws. Investors should carefully consider the increased risks of investing in a company that is subject to increased legal scrutiny to its operations in multiple legal jurisdictions.

Regulatory Concerns. Windjammer will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While Windjammer believes it will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If Windjammer were subject to such registration requirements, Windjammer's performance could be materially adversely affected.

In general, Windjammer will seek to minimize the degree of governmental regulation and oversight to which Windjammer is subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Investment Advisers Act) that would be available if the Windjammer were subject to greater governmental regulation and oversight. In particular, prospective investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities. This Form C is not a "prospectus" and does not purport to describe or otherwise address all material considerations relating to an investment in Windjammer.

To the maximum extent permitted by applicable law, Windjammer (together with its respective related persons) hereby disclaim any duties, obligations, or status as an adviser, finder, agent, broker or dealer on behalf or in respect of any person in connection with such person's actual or proposed investment in Windjammer.

Pandemic and Health Risks

Health Crises. Another pandemic or health crisis could lead to cancellations, reduced consumer confidence in cruise travel, and increased health and safety costs. Prolonged shutdowns or operational limitations could significantly impact revenue. The cruise industry's reliance on international travel and large gatherings heightens its vulnerability to health crises. In the event of a pandemic, it may be impossible for Windjammer to operate and Windjammer may not be able to maintain operations. It is possible a pandemic could cause investors to lose the entire amount of their investment.

Health and Safety Regulations. Evolving health and safety protocols could increase costs, restrict passenger capacity, or require significant operational adjustments, potentially reducing profitability. Compliance with such regulations may require ongoing investments in training, equipment, and monitoring systems.

Customer-Related Risks

Limited Customer Base. Windjammer's target demographic—affluent, culturally curious travelers—is a narrow segment of the overall cruise market. Failure to attract and retain this customer base could result in lower-than-expected revenue. Competing effectively in this niche requires a deep understanding of customer preferences and robust marketing efforts and it may be difficult for Windjammer to develop the necessary information to compete in this market and attract the necessary customers.

Customer Experience Risk. Maintaining a high-quality, authentic cruising experience is critical to Windjammer's brand. Any failures in delivering on customer expectations could result in negative reviews, reduced bookings, and damage to the company's reputation. Consistently meeting or exceeding customer expectations requires significant operational focus and resources.

Technological Risks

Reliance on Technology. Windjammer's operations depend on technology for bookings, marketing, and navigation. Any system failures, cyberattacks, or data breaches could disrupt operations, damage customer trust, and incur significant costs. Ensuring robust cybersecurity measures is critical but may not fully eliminate these risks.

Technological Obsolescence. Failure to adopt or integrate modern maritime technologies may place Windjammer at a competitive disadvantage. Investments in outdated systems could also lead to inefficiencies and increased costs. Keeping pace with technological advancements requires continuous investment and expertise.

Exhibits

A. Certificate of Incorporation Windjammer Sailing Inc
B. Bylaws - Windjammer Sailing Inc
C. Windjammer Sailing 2025 SPV LLC Operating Agreement
D. Windjammer Schooner Holdings, Inc. - Articles of Incorporation
E. Windjammer Schooner Holdings, Inc. - Confirmation
F. Windjammer Sailing Inc Subscription Agreement
G. Windjammer Sailing 2025 SPV Subscription Agreemetn
H. Audited Financials
I. S/V Mandalay Restoration Quote
J. Ship Purchase Option Agreement
K. Testing the Waters Page

A. Certificate of Incorporation Windjammer Sailing Inc

CERTIFICATE OF INCORPORATION

OF

WINDJAMMER SAILING, INC.
A Delaware corporation

FIRST. The name of the corporation is Windjammer Sailing, Inc. (the **"Corporation"**).

SECOND. The address of the registered office of the Corporation in the State of Delaware is 2140 S. Dupont Highway, Camden, Delaware 19934. The name of its initial registered agent at such address is Paracorp Incorporated.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may organize under the Delaware General Corporation Law, as amended (the **"DGCL"**).

FOURTH. The aggregate number of shares which the Corporation shall have authority to issue is 1,330,000, consisting of (i) 569,000 shares of voting common stock, par value $0.0001 per share (the "**Voting Common Stock**"); (ii) 131,000 shares of non-voting common stock, par value $0.0001 per share (the "**Non-Voting Common Stock**" and together with the Voting Common Stock, the "**Common Stock**"); and (iii) 630,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

      A.   **Common Stock**.

      1.   <u>Voting Rights</u>. The holders of record of shares of Voting Common Stock shall be entitled to one (1) vote per outstanding share of Voting Common Stock on all matters upon which stockholders are entitled to vote except for matters on which the designations, rights and preferences of one or more series of Preferred Stock provide exclusive voting rights to the Preferred Stock. The shares of Non-Voting Common Stock shall not entitle their holders to any voting rights whatsoever except that the shares of Non-Voting Common Stock shall entitle their holders to one (1) vote per outstanding share of Non-Voting Common Stock on matters with respect to which non-waivable provisions of applicable law require the shares of Non-Voting Common Stock to have voting rights.

      2.   <u>Other Rights</u>. Shares of Common Stock shall have distribution, dividend, and liquidation rights granted by law or declared by resolution or resolutions of the board of directors from time to time, except that in the absence of the establishment of liquidation rights for one or more series of Preferred Stock (either preferentially to, or on a parity with, the Common Stock) as provided below, the holders of record of shares of Common Stock shall be entitled to receive the net assets of the Corporation upon dissolution. The distribution, dividend, and liquidation rights associated with the shares of Common Stock will be subordinated only to the comparable distribution, dividend, or liquidation rights associated with shares of certain series of Preferred Stock, if any, but only to the extent such

preferences, if any, are established for one or more series of Preferred Stock.

3. Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation), be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction) and shall be treated as a single class with the Voting Common Stock; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock.

B. **Preferred Stock**. The board of directors is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the board of directors. The authority of the board of directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

1. the designation of the series;

2. the number of shares of the series;

3. the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

4. whether the series will have voting rights, generally or upon specified events, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

5. whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

6. whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share

payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

     7.   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

     8.   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

     9.   the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

     10.   any other relative rights, preferences, and limitations of that series.

     C.   <u>**Changes in Authorized Shares of Non-Voting Stock**</u>. As permitted by Section 242(b)(2) of the Delaware General Corporation Law, (1) the number of authorized shares of the Non-Voting Common Stock, and (2) if all outstanding shares of Preferred Stock are designated as having no right to vote on amendments to the Corporation's Certificate of Incorporation that would increase or decrease the number of authorized shares of Preferred Stock (other than voting rights required by non-waivable provisions of applicable law) then also the number of authorized shares of Preferred Stock, in each case may be increased or decreased (but not below the number of shares of the applicable class then outstanding) solely by the affirmative vote of the holders of a majority of the Voting Common Stock and of any other class of stock of the Corporation entitled to vote on such amendments to the Corporation's Certificate of Incorporation.

     FIFTH.   The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by written ballot unless required by the bylaws of the Corporation.

     SIXTH.   Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be specified in or determined in the manner provided in the Bylaws of the Corporation, and until changed in accordance with the manner prescribed by the Bylaws shall be two (2).

     SEVENTH.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the bylaws.

     EIGHTH.   The Corporation is to have perpetual existence.

     NINTH.   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware. All rights conferred upon stockholders herein are granted subject to this reservation.

TENTH.   No person who is or was a director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as the same exists or hereafter may be amended. If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the liability of directors or officers, then the liability of a director or officer to the Corporation or its stockholders shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended. Any repeal or amendment of this Article Tenth by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Article Tenth will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision.

ELEVENTH. Each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "*proceeding*") by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter a "*Covered Person*"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding, and such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the board of directors. The right to indemnification conferred by this Article Eleventh shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition.

The rights conferred on any Covered Person by this Article Eleventh shall not be exclusive of any other rights which any Covered Person may have or hereafter acquire under law, this Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of this Article Eleventh by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Article Eleventh, will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

This Article Eleventh shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Covered Persons.

TWELFTH. The name of the incorporator is Zachary Luttrell, whose mailing address is 1016 Bobbin Lane, Belmont, FL 28012.

[Signature page follows]

I, Zachary Luttrell, being the incorporator, named above, for the purpose of forming a corporation, pursuant to the DGCL, do make this Certificate of Incorporation, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand January 6, 2025.

_____
Zachary Luttrell, Incorporator

B. Bylaws - Windjammer Sailing Inc

WINDJAMMER SAILING, INC.
(A DELAWARE CORPORATION)

ADOPTED AS OF JANUARY 6, 2025

ARTICLE I

OFFICES

Section 1.1   Registered Office.   The registered office of the corporation in the State of Delaware shall be as set forth in the certificate of incorporation of the corporation or as otherwise designated by the board of directors of the corporation.

Section 1.2   Other Offices.   The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the board of directors, and may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 2.1   Corporate Seal.   The board of directors may adopt a corporate seal.   The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Delaware."   Said seal may be used by causing it to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 3.1   Place of Meetings.   Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the board of directors.   The board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (the "*DGCL*").

Section 3.2   Annual Meeting.

(a)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the board of directors.   Nominations of persons for election to the board of directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 3.2.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 3.2(a) of these bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 3.2(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 3.2, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 3.2. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to, or delayed by more than thirty (30) days after, the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement (as defined in Section 3.2(f)) of the date of such meeting is first made if such announcement is made less than one hundred (100) days prior to the date of such meeting. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (1) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (2) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (3) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of Section 3.2(b) of these bylaws to the contrary, in the event that the number of directors to be elected to the board of directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section 3.2 shall be eligible to serve as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 3.2. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these bylaws and, if any proposed nomination or business is not in compliance with these bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section 3.2, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section 3.2, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service, or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the 1934 Act.

Section 3.3   Special Meetings.

(a)   Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the chairman of the board of directors, (ii) the Chief Executive Officer, or (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption), or (iv) by the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the board of directors shall fix.

(b)   If a special meeting is properly called by any person or persons other than the board of directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered United States mail or nationally recognized overnight courier, return receipt requested, or by electronic transmission to the chairman of the board of directors, the Chief Executive Officer, or the Secretary. No business may be transacted at such special meeting otherwise than specified in such notice. The board of directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35), nor more than one hundred twenty (120), days after the date of receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 3.4 of these bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 3.4   Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place (if any), date and hour, the purpose or purposes of the meeting (in the case of special meetings), and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place (if any), and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 3.5   Quorum. At all meetings of stockholders, except where otherwise provided by statute, or by the certificate of incorporation or these bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at a duly constituted meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, or the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at a duly constituted meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, or by the certificate of incorporation or these bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute, or by the certificate of incorporation or these bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy duly authorized at a duly constituted meeting shall be the act of such class or classes or series.

Section 3.6   Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with Section 3.4.

Section 3.7   Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 7.4 of these bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 3.8   Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, such person's act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) of Section 217 of the DGCL shall be a majority or even-split in interest.

Section 3.9   List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network or otherwise; *provided*, that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 3.10   Action Without Meeting.

(a)   Unless otherwise provided in the certificate of incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

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Delivery made to the corporation's registered office shall be by hand or by certified or registered United States mail or nationally recognized overnight courier.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such Section shall state, in lieu of any statement required by such Section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d)   An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder shall be deemed to be written, signed, and dated for the purposes of this Section; *provided*, that any electronic mail or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. The date on which such electronic mail or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be made by hand or by certified or registered United States mail or nationally recognized overnight courier. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, and to the extent, in the manner provided by resolution of the board of directors of the corporation. Any copy or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; *provided*, that such copy or other reproduction shall be a complete reproduction of the entire original writing.

Section 3.11   Organization.

(a)   At every meeting of stockholders, the chairman of the board of directors, or, if a chairman of the board of directors has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, the chairman may appoint another member of the board of directors as the chairman pro tempore to preside at such meeting, and in the absence of such an appointment, the board of directors may appoint a member of the board of directors as the chairman pro tempore by an affirmative vote of a majority of the directors present at such meeting. The Secretary, or, in his absence, an assistant Secretary directed to do so by the Chief Executive Officer, shall act as Secretary of the meeting.

(b)   The board of directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate, or convenient. Subject to such rules and regulations of the board of directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate, or convenient for the proper conduct of the meeting, including,

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without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants, and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the board of directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 4.1   Number and Term of Office. The authorized number of directors of the corporation shall be fixed by resolution of the board of directors from time to time. Directors need not be stockholders unless so required by the certificate of incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 4.2   Powers. The powers of the corporation shall be exercised, its business conducted, and its property controlled by the board of directors, except as may be otherwise provided by statute or by the certificate of incorporation.

Section 4.3   Term of directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year, provided that, irrespective of the foregoing term, each director shall serve until his successor is duly elected and qualified or until his death, resignation, or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Section 4.4   Vacancies. Unless otherwise provided in the certificate of incorporation, any vacancies on the board of directors resulting from death, resignation, disqualification, removal, or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by such stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the board of directors shall be deemed to exist under this bylaw in the case of the death, removal, or resignation of any director.

Section 4.5   Resignation. Any director may resign at any time by delivering notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary, or at the pleasure of the board of directors. If no such specification is made, it shall be deemed effective at the pleasure of the board of directors. When one or

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more directors shall resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 4.6   Removal. Subject to any limitations imposed by applicable law or the certificate of incorporation, any director may be removed during his/her term of office, either with or without cause, only by the affirmative vote of the holders of a majority of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the affirmative vote of the holders of a majority of such stock represented at the meeting or pursuant to written consent.

Section 4.7   Meetings

(a)   Regular Meetings. Unless otherwise restricted by the certificate of incorporation, regular meetings of the board of directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the board of directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the board of directors.

(b)   Special Meetings. Unless otherwise restricted by the certificate of incorporation, special meetings of the board of directors may be held at any time and place within or without the State of Delaware whenever called by the chairman of the board of directors, the Chief Executive Officer, or any director.

(c)   Meetings by Electronic Communications Equipment. Any member of the board of directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   Notice of Special Meetings. Notice of the time and place of all special meetings of the board of directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e)   Waiver of Notice. The transaction of all business at any meeting of the board of directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.8 **Quorum and Voting.**

(a) Unless the certificate of incorporation requires a greater number, a quorum of the board of directors shall consist of a majority of the number of directors duly elected and serving but in no event less than one-third of the authorized number of directors fixed from time to time by the board of directors in accordance with the certificate of incorporation; *provided, however*, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the board of directors, without notice other than by announcement at the meeting.

(b) At each meeting of the board of directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the certificate of incorporation or these bylaws.

Section 4.9 **Action Without Meeting.** Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board of directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.10 **Fees and Compensation.** Directors shall be entitled to such compensation for their services as may be approved by the board of directors, including, if so approved, by resolution of the board of directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the board of directors and at any meeting of a committee of the board of directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 4.11 **Committees**.

(a) **Executive Committee.** The board of directors may appoint an executive committee to consist of one (1) or more members of the board of directors. The executive committee, to the extent permitted by law and provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending, or repealing any bylaw of the corporation.

(b) **Other Committees.** The board of directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the board of directors shall consist of one (1) or more members of the board of directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the executive committee in these bylaws.

(c) **Term.** The board of directors, subject to any requirements of any outstanding series of preferred stock and the provisions of subsections (a) or (b) of this Section 4.11, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the board of directors. The board of directors may at any time and for any reason

remove any individual committee member, and the board of directors may fill any committee vacancy created by death, resignation, removal, or increase in the number of members of the committee. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he/she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the board of directors shall otherwise provide, regular meetings of the executive committee or any other committee appointed pursuant to this Section 4.11 shall be held at such times and places as are determined by the board of directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the board of directors of the time and place of special meetings of the board of directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the board of directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 4.12 Organization. At every meeting of the directors, the chairman of the board of directors, or, if a chairman of the board of directors has not been appointed or is absent, another member of the board of the directors appointed as the chairman pro tempore to preside at such meeting, appointed by the chairman in the event of the chairman’s absence or appointed by an affirmative vote of a majority of the directors present at such meeting in the event a chairman of the board of directors has not been appointed, shall preside over the meeting. The Secretary, or in his absence, any assistant Secretary directed to do so by the Chief Executive Officer, shall act as Secretary of the meeting.

ARTICLE V

OFFICERS

Section 5.1 Officers Designated. The officers of the corporation shall include, if and when designated by the board of directors, the chairman of the board of directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, and the Controller, all of whom shall be elected at the annual organizational meeting of the board of directors. The board of directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers, and such other officers and agents with such powers and duties as it shall deem necessary. The board of directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the board of directors.

Section 5.2 Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the board of directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the board of directors may be removed in accordance with Section 5.5. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the board of directors.

(b) **Duties of chairman of the board of directors.** The chairman of the board of directors, when present, shall preside at all meetings of the stockholders and the board of directors. If the chairman is unable to preside at such a meeting, the chairman may appoint another member of the board of directors as the chairman pro tempore to preside at such meeting, and in the absence of such an appointment, the board of directors may appoint a member of the board of directors as the chairman pro tempore. The chairman of the board of directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the board of directors shall designate from time to time. If there is no Chief Executive Officer or President elected and serving, then the chairman of the board of directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 5.2.

(c) **Duties of Chief Executive Officer.** The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the board of directors, if a chairman of the board of directors has not been appointed or is not present or such chairman has appointed a chairman pro tempore. The Chief Executive Officer shall be the Chief Executive Officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the board of directors shall designate from time to time.

(d) **Duties of President.** If no officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation and shall have all of the powers of the Chief Executive Officer set forth above. The President shall perform such duties commonly incident to the office and shall also perform such other duties and have such other powers as the board of directors or the Chief Executive Officer (if a Chief Executive Officer has been appointed) shall designate from time to time.

(e) **Duties of Vice Presidents.** The Vice Presidents may assume and perform the duties of the Chief Executive Officer or the President in the absence or disability of the Chief Executive Officer and the President or whenever the office of Chief Executive Officer and President are vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the board of directors or the Chief Executive Officer shall designate from time to time.

(f) **Duties of Secretary.** The Secretary shall attend all meetings of the stockholders and of the board of directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these bylaws of all meetings of the stockholders and of all meetings of the board of directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the board of directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the board of directors or the Chief Executive Officer shall designate from time to time.

        (g)   **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the board of directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the board of directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his/her office and shall also perform such other duties and have such other powers as the board of directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller, to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer, and each Controller and Assistant Controller, shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the board of directors or the Chief Executive Officer shall designate from time to time.

        Section 5.3   **Delegation of Authority.** The board of directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

        Section 5.4   **Resignations.** Any officer may resign at any time by giving notice in writing or by electronic transmission to the board of directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

        Section 5.5   **Removal.** Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the board of directors.


ARTICLE VI

**EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION**


        Section 6.1   **Execution of Corporate Instruments.** The board of directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these bylaws, and such execution or signature shall be binding upon the corporation.

        All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the board of directors shall authorize so to do.

4876-5478-9594 v.3

Unless authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 6.2   Voting of Securities Owned by the corporation. All stock and other securities of other entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the board of directors, or, in the absence of such authorization, by the chairman of the board of directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 7.1   Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the certificate of incorporation and applicable law. CARTA or another electronic stock certificate system may be used for issuing stock certificates and serving as the stock ledger. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by such officers as provided for in Section 158 of the DGCL certifying the number of shares owned by him/her in the corporation. In case any officer, transfer agent, or registrar who has signed shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he/she were such officer, transfer agent, or registrar at the date of issue.

Section 7.2   Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen, or destroyed.

Section 7.3   Transfers.

(a)   Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b)   The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 7.4   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the board of directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the board of directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the board of directors to fix a record date. The board of directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the board of directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered United States mail or nationally recognized overnight courier. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 7.5   Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 8.1   Execution of Other Securities.   All bonds, debentures, and other corporate securities of the corporation, other than stock certificates (covered in Section 7.1), may be signed by the chairman of the board of directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the board of directors, and the corporate seal impressed thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer.   Interest coupons appertaining to any such bond, debenture, or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Chief Financial Officer or Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the board of directors.   In case any officer who shall have signed or attested any bond, debenture, or other corporate security, or any such interest coupon, shall have ceased to be such officer before the bond, debenture, or other corporate security so signed or attested shall have been delivered, such bond, debenture, or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 9.1   Declaration of Dividends.   Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation and applicable law, if any, may be declared by the board of directors pursuant to law at any regular or special meeting.   Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation and applicable law.

Section 9.2   Dividend Reserve.   Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors shall think conducive to the interests of the corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 10.1   Fiscal Year.   The fiscal year of the corporation shall be fixed by resolution of the board of directors.

ARTICLE XI

INDEMNIFICATION

Section 11.1   Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a)   Directors and Officers.   The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law; *provided*, *however*, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law, or (iv) such indemnification is required to be made under subsection (d) of this Section 11.1.

        (b)   **Employees and Other Agents.**   The corporation shall have power to indemnify its non-officer employees and other agents as set forth in the DGCL or any other applicable law. The board of directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the board of directors shall determine.

        (c)   **Expenses.**   The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding; *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his/her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 11.1 or otherwise.

        Notwithstanding the foregoing, unless otherwise determined pursuant to subsection (e) of this Section 11.1, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this subsection shall not apply) in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

        (d)   **Enforcement.**   Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in, or not opposed to, the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his/her conduct was lawful. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or is not entitled to such advancement of expenses, under this Article XI or otherwise, shall be on the corporation.

(e) **Non-Exclusivity of Rights.** The rights conferred on any person by this bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights.** The rights conferred on any person by this bylaw shall continue as to a person who has ceased to be a director, officer, employee, or other agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g) **Insurance.** To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the board of directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this bylaw.

(h) **Amendments.** Any repeal or modification of this bylaw shall only be prospective and shall not affect the rights under this bylaw in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

(i) **Saving Clause.** If this bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this bylaw that shall not have been invalidated, or by any other applicable law. If this Section 11.1 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

(j) **Certain Definitions.** For the purposes of this bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration, and appeal of, and the giving of testimony in, any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment, and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee, or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under the provisions of this bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," "trustee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust, or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this bylaw.

ARTICLE XII

NOTICES

Section 12.1   Notices.

(a)   Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 3.4 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by electronic mail or other electronic means.

(b)   Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a) or as provided for in Section 4.7 of these bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary or, in the absence of such filing, to the last known post office address of such director.

(c)   Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the certificate of incorporation or bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f)   Notice to Stockholders Sharing an Address.   Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the certificate of incorporation or the bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 13.1   Amendments. The board of directors is expressly empowered to adopt, amend, or repeal bylaws of the corporation. The stockholders shall also have power to adopt, amend, or repeal the bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 14.1   Right of First Refusal; Restriction on Transfer Without Board of Directors Approval

(a)   No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 14.1(a):

(1)   If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(2)   For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement, or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 14.1(a), the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the board of directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election, and settlement for said shares shall be made as provided below Section 14.1(a)(4).

(3)   The corporation may assign its rights hereunder.

(4)   In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary shall so notify the transferring stockholder, and settlement thereof shall be made in cash within thirty (30) days after the Secretary receives said transferring stockholder's notice; *provided*, that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(5)   In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Section 14.1(a) in the same manner as before said transfer.

(6)   In the event of a conflict between these bylaws and a contractual right of first refusal between the Company and any of its stockholders (a "***ROFR Agreement***"), the terms of the ROFR Agreement will control and compliance with the ROFR Agreement shall be deemed compliance with these bylaws.

(b)   In addition to the restriction set forth in Section 14.1(a) above, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior consent of the corporation, upon duly authorized action of its board of directors. Without in any way limiting the basis on which the corporation may elect not to consent to a sale, assignment, pledge, or transfer, the corporation does not at any time intend to consent to any requested sale, assignment, pledge, or transfer (i) to individuals, companies, or any other form of entity identified by the Company as a potential competitor or considered by the corporation to be unfriendly, or to non-U.S. individuals, companies, or other entities, or (ii) if such sale, assignment, pledge, or transfer increases the risk of the corporation having a class of security held of record by five hundred (500) or more persons, as described in Section 12(g) of the 1934 Act, and Rule 12g5-1 promulgated thereunder, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such sale, assignment, pledge, or transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such sale, assignment, pledge, or transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including, without limitation, any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such sale, assignment, pledge, or transfer is to be effected in a brokered transaction; or (vi) if such sale, assignment, pledge, or transfer represents a sale, assignment, pledge, or transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee. All shares sold, assigned, pledged, or transferred with the corporation's consent pursuant to this Section 14.1(b) shall continue to be subject to the provisions of this Section 14.1(b) in the same manner as before said sale, assignment, pledge, or transfer.

(c) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 14.1:

(1) a stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer;

(2) a stockholder's transfer of any or all of such stockholder's shares to the corporation;

(3) a corporate stockholder's transfer of any or all of its shares pursuant to, and in accordance with the terms of, any merger, consolidation, reclassification of shares, or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(4) a corporate stockholder's transfer of any or all of its shares to any or all of its stockholders;

(5) a transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners; and

(6) a transfer by a stockholder that is a limited liability company to any or all of its members or former members.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 14.1, and there shall be no further transfer of such stock except in accord with this Section 14.1.

(d) The provisions of this Section 14.1 may be waived with respect to any transfer either by the corporation, upon duly authorized action of its board of directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 14.1 may be amended or repealed either by a duly authorized action of the board of directors, or by the

4876-5478-9594 v.3

stockholders upon the express written consent of the owners of a majority of the voting power of the corporation.

(e) Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Section 14.1 are strictly observed and followed.

(f) The foregoing right of first refusal and restriction on transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(g) The certificates representing shares of stock of the corporation shall bear on their face the following legends so long as the foregoing right of first refusal and restriction on transfer remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

> "THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED WITHOUT THE CONSENT OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XV

LOANS TO OFFICERS

Section 15.1 Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the board of directors, such loan, guarantee, or assistance may reasonably be expected to benefit the corporation. The loan, guarantee, or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these bylaws shall be deemed to deny, limit, or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

4876-5478-9594 v.3

C. Windjammer Sailing 2025 SPV LLC Operating Agreement

OPERATING AGREEMENT

OF

WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

BINDING ARBITRATION

This is the first page of the Operating Agreement of Windjammer Sailing 2025 SPV, LLC (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

> **THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY**.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

PAGE

OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1 **Formation; General Terms; Effective Date**. The Company was formed on **January 9, 2025** (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2 **Name**. The name of the Company shall be Windjammer Sailing 2025 SPV, LLC. The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3 **Designated Office**. The designated office of the Company shall be such place as the Manager may designate from time to time.

SECTION 1.4 **Purpose**. The purpose of the Company shall be (i) to invest in, hold, manage and dispose of for the benefit of the Company's members shares of Series A-1 Preferred Stock of Windjammer Sailing, Inc., a Delaware corporation (the "*Portfolio Company*"), via a Regulation Crowdfunding ("*Regulation CF*") offering (the "*Offering*"); (ii) to own, hold, maintain, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; and (iii) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5 **Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6 **Term Company.** The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 **Capital Contributions**. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company set forth in the Member's Subscription Agreement.

SECTION 2.2 **Member and Manager Loans**. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 **Issuance of Additional Interests.** Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 **No Required Additional Capital Contributions; Loans**. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 **Maintenance of Capital Accounts; Withdrawals; Interest**. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6 **Class of Members and Units**. There shall be a single class of Members. In exchange for its initial Capital Contribution, each Member shall hold an Interest in the Company. Each

Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number of Units held by the Member with respect to the Member's Interest.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1 **Cash Distributions**. Prior to the dissolution of the LLC, Distributable Cash shall be distributed as the Manager shall determine in its sole and absolute discretion to the Members in accordance with their Percentage Interests.

SECTION 3.2 **Discretionary Tax Distributions**. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3 **Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4 **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5 **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.

ARTICLE 4
ALLOCATIONS

SECTION 4.1   **Profits and Losses**. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2   **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3   **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4   **Miscellaneous**.

(a)   Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b)   Other Items.   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)   Tax Consequences; Consistent Reporting.   The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes.   Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1   Management by the Manager; Delegation of Authority.

(a)   General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement.   No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   Powers.   Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments.   Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member.   No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   Management Company.   The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time.   For purposes hereof, the "*Management Company*" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion.   The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2   Investment Opportunities; Affiliated Transactions.

(a)   General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; or (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments.

(b)   Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)   Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)   Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: sponsoring, establishing, owning, operating, managing, providing services to, investing in or otherwise participating or engaging in other businesses or entities that provide boutique cruises; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund.

(f)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the business.

(g)   Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3   **Reserved.**

SECTION 5.4   **Removal of the Manager**.

(a)   General. Windjammer Sailing, Inc. shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)   Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

ARTICLE 6
SPECIAL CROWDFUNDING RULES

SECTION 6.1   **Expenses**.

(a)   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "***Company Expenses***"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b)   The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

SECTION 6.2   Indebtedness.   The Company shall not incur indebtedness or guaranty indebtedness of the Portfolio Company.

SECTION 6.3   Indirect Information Rights in the Portfolio Company. Each Member hereby agrees that it shall have no access to or right to request or receive any information from the Portfolio Company as a result of its interest in the Company; provided, however, the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the Company to promptly provide such disclosures and other information to the investors in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of shares of Series A-1 Preferred Stock of the Portfolio Company. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company.

SECTION 6.4   Voting.   The Manager shall refer any matter or proposed vote or consent related to the Series A-1 Preferred Stock of the Portfolio Company owned by the Company to the Members and solicit instructions from the Members regarding action to be undertaken with respect to such matter or proposed vote or consent, and in such case, the Manager shall take such action (including voting or granting a consent with respect to such Securities) as directed by the the Members pro rata in accordance with the Members' ownership of the Units. For example, if the Manager refers a matter to its Members on which the Company is entitled to vote its shares of Series A-1 Preferred Stock, and Members holding 60% of the Units instruct the Company to vote in favor of the matter, Members holding 20% of the Units instruct the Company to vote against the matter, Members holding 10% of the Units instruct the Company to abstain from voting on the matter and Members holding 10% of the Units provide no instruction to the Company, then the Company will vote 60% of its shares of Series A-1 Preferred Stock in favor of the matter, will vote 20% of its shares of Series A-1 Preferred Stock against the matter, will register its abstention with respect to 10% of its shares of Series A-1 Preferred Stock and will take no action on the matter and provide no response with respect to 10% of its shares of Series A-1 Preferred Stock.

SECTION 6.5   Investment Restrictions. The Company shall not invest in equity securities other than units of the Portfolio Company.

SECTION 6.6   Override of Inconsistent Provisions. To the extent any provision in this Article 6 conflicts with any other provision in this Agreement, the provisions of this Article 6 shall override the inconsistent provisions.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1   Exculpation. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2   Indemnification.

(a)   General. Each Covered Person (each, an "*Indemnitee*") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   Limitation by Law. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   Effectuation of Section. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1   Duties of Members. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2 **Limited Liability of Members**. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3 **No Agency Authority**. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4 **No Voluntary Withdrawal**. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5 **Deceased, Incompetent, Bankrupt or Dissolved Members**. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 of the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6 **No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7 **Meetings of the Members**

(a) Call of Meetings. Meetings of the Members may be called by the Manager or twenty-five (25) percent in Interest of the Members by notice to all the other Members.

(b) Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c) Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d) Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; costs. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8 Written Consent to Action in Lieu of Actual Meetings. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1   In General. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2   Rights of Assignees. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3 **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4 **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5 **Special Rules**.

(a)   Fiduciary Capacity. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)   Multiple Ownership. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6 **Call Right**.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("***Call Right***"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1 **Dissolution Events**. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2 **Winding Up**. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3 **Liquidating Distributions**. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Unitholders in the order and priority set forth in Section 3.1.

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4   **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   **Bank and Financial Accounts**. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3   **Financial Statements**. The Company will use commercially reasonable efforts to deliver financial statements it receives from Portfolio Company to the Members.

SECTION 11.4   **Taxable Year; Accounting Methods; Organizational Expenses**. The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a one hundred and eighty (180)-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5   **Tax Returns and Information**. The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   **Tax Classification**. The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7   **Tax Elections**. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8   **Tax Audits**. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.


ARTICLE 12
AMENDMENTS


       SECTION 12.1   **General Rule**. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

       SECTION 12.2   **Notice of Amendments**. The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.


ARTICLE 13
MISCELLANEOUS


       SECTION 13.1   **Notices**. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

       SECTION 13.2   **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

       SECTION 13.3   **Construction**. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4 **Entire Agreement; Side Letters.** This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5 **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 **Arbitration**. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7 **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8 **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9 **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10 <u>Variation of Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11 <u>Governing Law; Consent to Jurisdiction</u>. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12 <u>Waiver of Action for Partition</u>. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13 <u>Counterpart Execution</u>. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14 <u>Power of Attorney</u>. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney

(i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   **Securities Matters**. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16   **Company Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17   **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18   **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19   **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20   **Legal Representation**. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21 **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: **Articles of Organization.**
EXHIBIT B: **Information Exhibit.**
EXHIBIT C: **Glossary of Terms.**
EXHIBIT D: **Regulatory Allocations.**

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

MANAGER:

                                  WINDJAMMER SAILING, INC.,
                                  a Delaware corporation

_____   By: _____
Date Executed   Name: Zachary Luttrell
                                  Its: President

COMPANY:

                                    WINDJAMMER SAILING 2025 SPV, LLC,
                                    a South Carolina limited liability company

_____   By: **WINDJAMMER SAILING, INC.,**
Date Executed   a Delaware corporation
                                    Its: Manager

                                    By: _____
                                  Name: Zachary Luttrell
                                    Its: President

EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions		Initial Capital Account	Units	Percentage Interest
	Cash	Property Agreed Value			
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
Totals	$_____	$_____	$_____	_____	100.00%

Manager's Name and
Notice Address

Windjammer Sailing, Inc.
901 NW 10th Court
Miami, FL 33136
Attention: Charles Kropke, Chief Executive Officer
Zachary Luttrell, President
charles@sailingwindjammer.com;
zach@sailingwindjammer.com

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a) The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b) The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c) The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d) Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all

noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iii) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"*Articles*" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"*Business Days*" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"*Capital Account*" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Commitment*" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"*Capital Contribution*" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"*Company*" shall mean Windjammer Sailing 2025 SPV, LLC, a South Carolina limited liability company.

"*Covered Person*" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"*Default Rate*" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus five hundred (500) basis points, or (b) eighteen (18) percent, but in no event greater than the highest rate allowed by law.

"*Depreciation*" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"***Distributable Cash***" shall mean the gross cash proceeds to the Company from all sources whatsoever (including without limitation operations, Capital Contributions, sales or dispositions of Company property, financings or refinancings of Company assets, including a refinance of the Course, and reserves from prior periods), less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements, and contingencies, all as reasonably determined by the Manager.

"***Effective Date***" shall have the meaning set forth in Section 1.1.

"***Event of Bankruptcy***" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"***Final Closing Date***" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"***Fiscal Year***" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"***Indemnitee***" shall have the meaning set forth in Section 7.2(a).

"***Initial Closing***" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Windjammer Sailing, Inc., a Delaware corporation, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Portfolio Company***" shall have the meaning set forth in Section 1.4.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits***" and "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds (66.67) percent in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

[THE REMAINDER OF THIS PAGE INTENTIONALLY HAS BEEN LEFT BLANK.]

EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
WINDJAMMER SAILING 2025 SPV, LLC
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a) Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i) "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii) "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii) "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv) "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v) "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi) **"*Nonrecourse Liability*"** means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii) **"*Regulatory Allocations*"** shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)   Qualified Income Offset.   In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)   Gross Income Allocation. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)   Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)   Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)   Waiver of Minimum Gain Chargeback Provisions. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

[THE REMAINDER OF THIS PAGE INTENTIONALLY HAS BEEN LEFT BLANK.]

D. Windjammer Schooner Holdings, Inc. - Articles of Incorporation



Dr. Roy C. Durling T. Shirley de Guevara

REGISTRAR

REPÚBLICA DE PANAMÁ
PROVINCIA DE PANAMÁ

NOTARÍA PÚBLICA PRIMERA
Circuito Notarial de Panamá

Licdo. Jorge E. Gantes S.
NOTARIO

Calle 51 Este, Manuel María Icaza,
Edif. Magna Corp., Local Nº. 5, PB

Tels.: 269-2207 / 269-2706
email: jorgeganteslegal@gmail.com

ESCRITURA Nº 37 de 2 de enero de 2025

HORARIO
Lunes a Viernes
8:00 a.m. a 6:00 p.m.
Sábado
9:00 a.m. a 1:00 p.m.

POR LO CUAL:

SE PROTOCOLIZA EL CERTIFICADO DE CONSTITUCIÓN DE LA SOCIEDAD ANÓNIMA DENOMINADA WINDJAMMER SCHOONER HOLDINGS, INC.

ARIAS FABREGA & FABREGA

NOTARÍA PÚBLICA PRIMERA
REPÚBLICA DE PANAMÁ
03 ENE 2025
ENTRADA
Keyllin Lorenzo
Notaría Pública Primera





1. ESCRITURA PÚBLICA NÚMERO TREINTA Y SIETE----------------------------------

2. ------------------------------------(37)---------------------------------

3. POR LA CUAL SE PROTOCOLIZA EL CERTIFICADO DE CONSTITUCIÓN DE LA SOCIEDAD

4. ANÓNIMA DENOMINADA WINDJAMMER SCHOONER HOLDINGS, INC.----------------------

5. ---------------------------------------Panamá, 2 de enero de 2025.--------

6. --

7. En la ciudad de Panamá, Capital de la República y Cabecera del Circuito

8. Notarial del mismo nombre, a los dos (2) días del mes de enero del año dos

9. mil veinticinco (2025), ante mí, Licenciado JORGE ELIEZER GANTES SINGH,

10. Notario Público Primero del Circuito de Panamá, con cédula de identidad

11. personal número Ocho-Quinientos nueve-Novecientos ochenta y cinco (8-509-

12. 985), comparecieron personalmente la señora NANCY ELIETTE COSSÚ DE

13. GRISOLÍA, mujer, mayor de edad, casada, panameña, secretaria, vecina de

14. esta ciudad y portadora de la cédula de identidad personal número Ocho-

15. Doscientos sesenta y uno-Cuatrocientos trece (8-261-413), con domicilio en

16. el PH ARIFA, piso diez (10), Boulevard Oeste, Santa María Business

17. District, Panamá, República de Panamá y el señor FELICIANO ORTIZ, varón,

18. mayor de edad, casado, panameño, oficinista, vecino de esta ciudad,

19. portador de la cédula de identidad número Nueve-Ciento veintitrés-Mil

20. trescientos veintiséis (9-123-1326), con domicilio en el PH ARIFA, piso

21. diez (10), Boulevard Oeste, Santa María, Business District, Panamá,

22. República de Panamá, personas a quienes doy fe de que conozco y en sus

23. propios nombres me presentaron para su protocolización en esta Escritura

24. Pública, y al efecto protocolizo, conforme al contenido y alcance del

25. Artículo mil setecientos cincuenta y uno (1751) del Código Civil, el

26. Certificado de Constitución suscrito por ellos de la sociedad anónima

27. denominada WINDJAMMER SCHOONER HOLDINGS, INC., con domicilio en la

28. República de Panamá, el cual se encuentra escrito en español con su

29. correspondiente texto en el idioma inglés. ---- Queda hecha la

30. protocolización solicitada y se expedirán las copias que soliciten los

interesados. ---- El contenido de dichos documentos se transcribe en la copia de este Instrumento. ---- El Notario advierte a los comparecientes que una copia de esta Escritura Pública debe ser inscrita y habiéndosele leído a los comparecientes esta Escritura en presencia de los testigos instrumentales, señores ALICIA DEL ROSARIO DE CLARKE, con cédula número Dos-Ochenta y cuatro-Doscientos dos (2-84-202) y MAGDALENO GONZÁLEZ CERRUD, con cédula número Ocho-Cuatrocientos ochenta y siete-Sesenta y cuatro (8-487-64), mayores de edad, vecinos de esta ciudad, a quienes conozco y son hábiles para el cargo, la encontraron todos conforme, le impartieron su aprobación y la firman todos ante mí para constancia, el Notario que doy fe. ---- El suscrito Notario hace constar, además, que este documento ha sido elaborado por la firma de abogados ARIAS, FABREGA & FABREGA y firmado por el Doctor Roy Carlos Durling Tudisco, abogado en ejercicio.------------

ESTA ESCRITURA LLEVA EL NÚMERO TREINTA Y SIETE-----------------------------
-----------------------------------(37)------------------------------------

(Fdo.) NANCY ELIETTE COSSÚ DE GRISOLÍA -- FELICIANO ORTIZ -- ALICIA DEL ROSARIO DE CLARKE -- MAGDALENO GONZÁLEZ CERRUD ---- Licenciado JORGE ELIEZER GANTES SINGH, Notario Público Primero del Circuito de Panamá.------

------------------------------**PACTO SOCIAL**------------------------------
-----------------------------------**DE**-----------------------------------
--------------------**WINDJAMMER SCHOONER HOLDINGS, INC.**-------------------

Nosotros, los suscritos, con la intención de constituir una sociedad anónima por acciones de conformidad con las disposiciones de la Ley General de Sociedades Anónimas de la República de Panamá, por el presente adoptamos el siguiente Pacto Social:---

PRIMERO: El nombre de la sociedad es **WINDJAMMER SCHOONER HOLDINGS, INC.**----

SEGUNDO: Los objetos de la sociedad son hacer cualesquiera y todas las cosas y ejercer cualesquiera y todos los poderes que más adelante se mencionan, en cualquier parte del mundo, a saber:--------------------------

(a) Establecer y llevar a cabo negocios de finanzas, tenencia de

REPUBLICA DE PANAMA

-3.I.25   B/0000800

P 302141

NOTARÍA PÚBLICA PRIMERA
Circuito Notarial de Panamá
REPÚBLICA DE PANAMÁ

1. inversiones, mercantiles, manufactura y transporte y la explotación de

2. recursos naturales. ---- **(b)** Adquirir, tomar en arrendamiento y vender,

3. transferir, negociar con, hipotecar, gravar, dar en arrendamiento, licencia

4. o de otra manera disponer de toda clase de bienes muebles e inmuebles y

5. valores de todo tipo, inclusive patentes, licencias, marcas de fábrica,

6. invenciones, derechos de autor, marcas de comercio, marcas, diseños,

7. arrendamientos, bienes, mercaderías, buques, aviones y otras naves,

8. fábricas y recursos naturales, y mientras es dueña de los mismos, ejercer

9. todos los derechos y privilegios correspondientes. -- **(c)** Prestar o tomar

10. dinero en préstamo o hacerse responsable por el pago de dinero y otorgar

11. indemnizaciones, ya sea como principal, deudor solidario o garante, según

12. lo determine la Junta Directiva. --- **(d)** Celebrar contratos y arreglos de

13. todas clases con cualquier persona, entidad, gobierno o autoridad. -- **(e)**

14. Llevar a cabo cualesquiera o todos sus negocios en cualquier país del

15. mundo, y llevar los libros y cuentas de la sociedad, inclusive el registro

16. de acciones, en cualquier lugar o lugares, dentro o fuera de la República

17. de Panamá, según lo determine la Junta Directiva. --- **(f)** Disponer de la

18. administración de la sociedad mediante delegación a un apoderado o

19. apoderados de las facultades que determine la Junta Directiva o los

20. accionistas. --- **(g)** Establecer, apoyar o asistir en el establecimiento de

21. pensiones y organizaciones sin ánimo de lucro y contribuir con causas

22. benéficas, según lo determine la Junta Directiva. --- **(h)** Llevar a cabo

23. cualquier negocio lícito en cualquier parte del mundo y hacer cualesquiera

24. y todos los actos y tener cualesquiera y todos los poderes antes

25. mencionados, sola o con otros o mediante agentes; y hacer todas las demás

26. cosas que sean incidentales al logro de los objetos antes mencionados. ---

27. Los objetos especificados en cada uno de los párrafos de este Artículo

28. Segundo no serán restringidos por referencia o inferencia de ningún otro

29. párrafo y en el caso de cualquier ambigüedad este Artículo Segundo será

30. interpretado para ampliar y no para restringir los objetos de la sociedad.

1. --- Con estos objetos, la sociedad tendrá todas las facultades contenidas

2. en el Artículo diecinueve (19) de la Ley treinta y dos (32) de mil

3. novecientos veintisiete (1927) de la República de Panamá así como

4. cualesquiera otras facultades que sean otorgadas a la sociedad por

5. cualesquiera otras leyes vigentes, inclusive el Decreto-Ley No.5 de 2 de

6. julio de 1997. --- **TERCERO:** **(a)** El capital autorizado de la sociedad

7. consistirá de **MIL DÓLARES (EUA\$1,000.00),** moneda legal de los Estados

8. Unidos de América, dividido en **MIL (1,000)** acciones con un valor nominal de

9. **UN DÓLAR (EUA\$1.00)** cada una. Las acciones serán nominativas y no podrán

10. ser emitidas al portador. --- **(b)** El derecho de votación corresponderá

11. exclusivamente a los tenedores de tales acciones, a razón de un voto por

12. cada acción así tenida. ---- **CUARTO:** La responsabilidad de cada accionista

13. estará limitada a la suma, si la hubiere, que adeude por sus acciones. ---

14. **QUINTO:** **(a)** La sociedad tendrá su domicilio en la Ciudad de Panamá,

15. República de Panamá y podrá establecer sucursales y/o agencias en cualquier

16. lugar de la República de Panamá o en el extranjero y el nombre de su Agente

17. Residente es la firma de abogados ARIAS, FABREGA & FABREGA, con Código

18. Único de Registro (CUR) PJ-cero cero cero cero cero cero cero trescientos

19. cuarenta y siete-cero cero cero once (PJ-0000000347-00011), cuyo domicilio

20. está en el PH ARIFA, piso 10, Boulevard Oeste, Santa María Business

21. District, Panamá, República de Panamá. --- **(b)** La sociedad podrá continuar

22. o ser reincorporada en otra jurisdicción si así lo autoriza una resolución

23. de los accionistas. ---- **SEXTO:** La duración de la sociedad será perpetua. -

24. --- **SÉPTIMO:** **(a)** El número de directores de la sociedad no será menos de

25. tres (3) ni más de quince (15). -- **(b)** Hasta que renuncien o sean

26. reemplazados, los directores de la sociedad y sus direcciones son como

27. sigue: **CHARLES J. KROPKE** con dirección en 901 NW 10th Court, Miami, Florida

28. 33136, Estados Unidos de América; **ZACHARY LUTTRELL** con dirección en 1016

29. Bobbin Lane, Belmont, Carolina del Norte, 28012, Estados Unidos de América;

30. y **PATRICIA ELLINGTON** con dirección en 1016 Bobbin Lane, Belmont, Carolina

REPUBLICA DE PANAMA

-3. I .25

B/0000800

P 302141

NOTARÍA PÚBLICA PRIMERA
Circuito Notarial de Panamá
REPÚBLICA DE PANAMÁ



1. del Norte 28012, Estados Unidos de América. ---- **(c)** Con sujeción a este

2. Pacto Social, el número y duración del cargo de los directores podrán ser

3. fijados o determinados por los directores o los accionistas de la sociedad.

4. En caso de vacantes en la Junta Directiva, una mayoría de los directores en

5. ejercicio de sus funciones podrá elegir directores para llenar tales

6. vacantes. No es necesario que los directores sean accionistas. --- **(d)**

7. Con sujeción a este Pacto Social, la Junta Directiva podrá ejercer todas

8. las facultades de la sociedad, inclusive la facultad de vender, transferir

9. o de otra forma disponer de todo o cualquier parte de los bienes y

10. propiedades de la sociedad, traspasarlos en fideicomisos, y de pignorarlos,

11. hipotecarlos o de otra forma gravarlos en garantía de las obligaciones de

12. la sociedad o de terceros, aun sin beneficio para la sociedad, así como

13. acordar transacciones judiciales y extrajudiciales que afecten los mismos y

14. acordar arbitrajes. El consentimiento de los accionistas no será necesario

15. para estos actos. ---- **(e)** Un director podrá ocupar cualquier cargo

16. remunerado con la sociedad. Ningún director estará inhabilitado para

17. celebrar contratos o tratos con la sociedad y ninguno de dichos contratos o

18. tratos serán nulos, ya sea que fueren con el director o con una sociedad en

19. que estuviere interesado como socio, director, dignatario o de otro modo, y

20. ningún director estará obligado a rendir cuentas a la sociedad de ninguna

21. ganancia que emanare de cualesquiera de tales contratos o tratos, siempre

22. que tal director hiciere conocer a los directores de la sociedad su interés

23. en tal contrato o trato antes de que tal contrato o trato fuere celebrado y

24. tal contrato o trato es aprobado por la Junta Directiva. ---- **OCTAVO: (a)**

25. Las sesiones de los accionistas y de la Junta Directiva podrán celebrarse

26. en cualquier lugar, dentro o fuera de la República de Panamá. --- **(b)** En

27. cualquier sesión de la Junta Directiva o de los accionistas, cualquier

28. director o accionista, según sea el caso, podrá ser representado y votar

29. por medio de apoderado (que no necesitará ser director o accionista)

30. nombrado mediante instrumento escrito, con o sin poder de sustitución. ---

(c) En cualquier sesión de accionistas la presencia en persona o por apoderado de los tenedores de la mayoría de las acciones emitidas y en circulación constituirá quórum; y en cualquier sesión de la Junta Directiva la presencia en persona o por apoderado de una mayoría de los directores constituirá quórum. --- (d) Los avisos para las sesiones de los accionistas y de la Junta Directiva los darán por escrito por correo, correo electrónico o facsímil, el Presidente, cualquier Vice-Presidente, el Secretario o cualquier Secretario Asistente, o dos (2) directores, no menos de diez (10) ni más de sesenta (60) días antes de la fecha de la sesión. --- (e) Se entenderán entre presentes las reuniones de los accionistas y de la Junta Directiva en que los participantes se encuentren directamente en comunicación por teléfono u otros medios de comunicación electrónicos o de otra clase. --- (f) Las resoluciones de los accionistas y de la Junta Directiva serán válidas y efectivas si se adoptan por escrito sin reunión, aunque sean firmadas en fechas y lugares distintos. --- **NOVENO**: **(a)** Los dignatarios de la sociedad serán por lo menos un Presidente, un Secretario y un Tesorero. --- **(b)** La Junta Directiva de la sociedad podrá también designar cualesquiera otros dignatarios, agentes o representantes. - **(c)** La misma persona podrá ocupar dos o más cargos como dignatario. -- **(d)** Hasta que renuncien o sean reemplazados, los dignatarios de la sociedad serán: **CHARLES J. KROPKE**, Presidente; **ZACHARY LUTTRELL**, Secretaria; **PATRICIA ELLINGTON**, Tesorera. ---- **DÉCIMO**: La representación legal de la sociedad la ejercerá el Presidente, y en su ausencia el Secretario o por falta de estos el Tesorero o cualquier otro dignatario o apoderado que la Junta Directiva determine. ---- **UNDÉCIMO**: Esta sociedad se reserva el derecho de reformar este Pacto Social según sea de tiempo en tiempo reformado, y todos los derechos conferidos a los dignatarios, directores y accionistas quedan sujetos a esta salvedad. ---- **DISPOSICIÓN TRANSITORIA**: El número de acciones que cada suscriptor de este Pacto Social conviene en suscribir es como sigue: NANCY ELIETTE COSSÚ DE GRISOLÍA, una (1) acción y FELICIANO





1. ORTIZ, una (1) acción, ambos con domicilio en el PH ARIFA, piso 10,

2. Boulevard Oeste, Santa María Business District, Panamá, República de

3. Panamá. ---- (Fdo.) Nancy Eliette Cossú de Grisolía -- Suscriptor ----

4. (Fdo.) Feliciano Ortiz -- Suscriptor --------------------------------------

5. A continuación se transcribe el texto en inglés del Pacto Social de la

6. sociedad anónima **WINDJAMMER SCHOONER HOLDINGS, INC.**-----------------------

7. -----------------------ARTICLES OF INCORPORATION--------------------------

8. --------------------------------OF--------------------------------------

9. --------------------WINDJAMMER SCHOONER HOLDINGS, INC.--------------------

10. We, the subscribers, wishing to incorporate a stock corporation pursuant to

11. the provisions of the General Corporation Law of the Republic of Panama, by

12. these present means adopt the following Articles of Incorporation:---------

13. **FIRST**: The name of the corporation is **WINDJAMMER SCHOONER HOLDINGS, INC.**---

14. **SECOND**: The purposes of the corporation are to do any and all of the things

15. and to exercise any and all of the powers hereinafter set forth, in any

16. part of the world, namely: **(a)** To establish and carry on a financial,

17. investment holding, mercantile, manufacturing and transportation business

18. and the exploitation of natural resources. -- **(b)** To acquire, lease and

19. sell, transfer, deal in, mortgage, charge, lease, license or otherwise

20. dispose of all kinds of real and personal property and securities of all

21. kinds, including patents, licenses, trademarks, inventions, copyrights,

22. trade names, brands, designs, leases, goods, merchandise, ships, aircraft

23. and other vessels, factories and natural resources, and while the owner

24. thereof to exercise all rights and privileges pertaining thereto. -- **(c)** To

25. lend or borrow money or become liable for the payment of money and to

26. provide indemnity, as principal, co-obligor or guarantor, as determined by

27. the Board of Directors.-- **(d)** To enter into contracts and arrangements of

28. every kind with any person, entity, government or authority. -- **(e)** To

29. carry on any or all of its business in any country in the world, and to

30. keep the books and accounts of the corporation, including the share

register, at any place or places, either within or outside the Republic of Panama, as determined by the Board of Directors. -- **(f)** To provide for the management of the corporation by the delegation to an attorney or attorneys of such powers as the Board of Directors or stockholders may determine. -- **(g)** To establish, support or assist in the establishment of pensions and non-profit organizations and to contribute to charitable purposes, as determined by the Board of Directors. -- **(h)** To carry on any lawful business in any part of the world and do any and all of the above acts and to have any and all of the above powers, alone or with others or through agents; and to do all such other things as are incidental to the attainment of the above purposes. --- The purposes specified in each paragraph of this Article Second shall not be restricted by reference to or inference from, any other paragraph, and in the event of any ambiguity this Article Second shall be construed in such a way as to widen and not to restrict the powers of the corporation. --- With these purposes the corporation shall have all the powers contained in Article nineteen (19) of Law thirty-two (32) of nineteen twenty-seven (1927) of the Republic of Panama as well as any other powers which may be granted to the corporation by any other laws in force, including Decree-Law No.5 of July 2, 1997. ---- **THIRD:** **(a)** The authorized capital of the corporation shall consist of **ONE THOUSAND DOLLARS (US$1,000.00)**, legal currency of the United States of America, divided into **ONE THOUSAND (1,000)** shares with a par value of **ONE DOLLAR (US$1.00)** each. Shares will be in registered form and may not be issued in bearer form. **(b)** The voting power shall be vested exclusively in the holders of such shares, one vote for each share so held. ---- **FOURTH:** The liability of each shareholder shall be limited to the sum, if any, unpaid over his shares. **FIFTH:** **(a)** The corporation shall have its domicile in Panama City, Republic of Panama and may establish branches and/or agencies in any part of the Republic of Panama or abroad and the name of its Resident Agent is the law firm ARIAS, FABREGA & FABREGA, with Unique Registration Code (CUR) PJ-zero





REPUBLICA DE PANAMA

-3. I. 25   B/0000800

P 302141

NOTARÍA PÚBLICA PRIMERA
Circuito Notarial de Panamá
REPÚBLICA DE PANAMÁ

1. zero zero zero zero zero zero three hundred forty-seven-zero zero zero

2. eleven (PJ-0000000347-00011), whose domicile is at PH ARIFA, 10th Floor,

3. West Boulevard, Santa Maria Business District, Panama, Republic of Panama.

4. -- **(b)** The corporation may continue or become re-incorporated in another

5. jurisdiction if so authorized by resolution of the shareholders. --- **SIXTH:**

6. The duration of the corporation is to be perpetual. --- **SEVENTH: (a)** The

7. number of directors of the corporation shall be not less than three (3) nor

8. more than fifteen (15). --- **(b)** Until they resign or are replaced, the

9. directors of the corporation and their addresses shall be the following:

10. **CHARLES J. KROPKE** with address at 901 NW 10th Court, Miami, Florida 33136,

11. United States of America; **ZACHARY LUTTRELL** with address at 1016 Bobbin

12. Lane, Belmont, North Carolina 28012, United States of America; and **PATRICIA**

13. **ELLINGTON** with address at 1016 Bobbin Lane, Belmont, North Carolina 28012,

14. United States of America. -- **(c)** Subject to these Articles of

15. Incorporation, the number and term of office of directors may be fixed by

16. or determined by the directors or the shareholders of the corporation. In

17. the event of vacancies in the Board of Directors, a majority of the

18. directors then in office may elect directors to fill such vacancies. It is

19. not necessary that directors be stockholders. ---- **(d)** Subject to these

20. Articles of Incorporation, the Board of Directors may exercise all of the

21. powers of the corporation, including the power to sell, transfer or

22. otherwise dispose of all or any part of the assets and properties of the

23. corporation, transfer them in trust, and to pledge, mortgage or otherwise

24. encumber them as security for the obligations of the corporation or of

25. third parties, even if without benefit for the corporation, as well as the

26. power to reach judicial or out-of-court settlements in connection therewith

27. and to agree to arbitrations. The consent of the shareholders shall not be

28. necessary for these acts. -- **(e)** A director may hold any remunerative

29. office with the corporation. No director shall be disqualified from

30. entering into contracts or dealings with the corporation and no such

contracts or dealings shall be voided, whether they be with the director or with a corporation in which he is interested as member or director or officer or otherwise, and no director shall be liable to account to the corporation for any profit arising out of any such contract or dealing, provided that such director discloses to the directors of the corporation his interest in such contract or dealing before the time such contract or dealing is entered into and such contract or dealing is approved by the Board of Directors. ---- **EIGHTH**: **(a)** Meetings of the stockholders and of the Board of Directors may be held at any place, inside of or outside of the Republic of Panama. -- **(b)** At any meeting of the Board of Directors or of shareholders, any director or shareholder, as the case may be, may be represented and vote by proxy (who need not be directors or shareholders) appointed by instrument in writing, with or without power of substitution. -- **(c)** At any meeting of shareholders the presence in person or by proxy of the holders of a majority of the issued and outstanding shares shall constitute quorum; and at any meeting of the Board of Directors the presence in person or by proxy of a majority of directors shall constitute quorum. **(d)** Notices of meetings of the shareholders and of the Board of Directors shall be given in writing by mail, electronic mail or facsimile by the President, a Vice-President, the Secretary or an Assistant Secretary, or by two (2) directors, not less than ten (10) nor more than sixty (60) days before the date of the meeting. **(e)** Meetings of the shareholders and of the Board of Directors shall be deemed to be among persons present if the participants are in direct communication by telephone or other means of communication, electronic or of any other nature. --- **(f)** Resolutions of shareholders and of the Board of Directors shall be valid and effective if adopted in writing without a meeting, even if they are signed at different times and places. ---- **NINTH**: **(a)** The officers of the corporation shall be at least a President, a Secretary and a Treasurer. --- **(b)** The Board of Directors of the corporation may also





NOTARÍA PÚBLICA PRIMERA
Circuito Notarial de Panamá
REPÚBLICA DE PANAMÁ

REPUBLICA DE PANAMA
TIMBRES FISCALES
-3. I .25 B/0000800
P 302141

designate any other officers, agents or representatives. --- **(c)** The same person may hold two or more offices as officers. --- **(d)** Until they resign or are replaced, the officers of the corporation shall be: **CHARLES J. KROPKE,** President; **ZACHARY LUTTRELL,** Secretary; **PATRICIA ELLINGTON,** Treasurer. ---- **TENTH**: The legal representation of the corporation shall be exercised by the President, and in his absence by the Secretary or in the absence thereof by the Treasurer or any other officer or proxy that the Board of Directors may determine. ---- **ELEVENTH**: This corporation reserves the right to amend these Articles of Incorporation as from time to time amended, and all rights conferred on officers, directors and stockholders are subject to this reservation. ---- **TRANSITORY PROVISION**: The number of shares which each subscriber to these Articles of Incorporation agrees to subscribe is as follows: NANCY ELIETTE COSSÚ DE GRISOLÍA, one (1) share and FELICIANO ORTIZ, one (1) share, both domiciled at PH ARIFA, 10th Floor, West Boulevard, Santa Maria Business District, Panama, Republic of Panama. ---- (Signed) Nancy Eliette Cossú de Grisolía -- Subscriber -- (Signed) Feliciano Ortiz -- Subscriber---

Concuerda con su original esta copia que expido, sello y firmo en la ciudad de Panamá, República de Panamá, a los dos (2) días del mes de enero de dos mil veinticinco (2025).---



Lic. Jorge E. Gantes S.
Notario Público Primero

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E. Windjammer Schooner Holdings, Inc. - Confirmation



COMPANY INCORPORATION FORM

This Update Form has been prepared by ARIFA to assist your company to remain compliant with current AMLTF laws and regulations. This information is required for your company to remain as a PANAMA company in good standing and to ensure that ARIFA complies with its internal policies and procedures and all applicable legal requirements in PANAMA. The information provided will remain confidential unless ARIFA is required by law or by an order of a court of competent jurisdiction to disclose it.

A. COMPANY INFORMATION:

Company Name:	Choose one of the following options: ☐ Authorized ARIFA to choose a name. ☐ selected from the list provided; or ☒ In order of preference, if available any of the following names: First: Windjammer Schooner Holdings, Inc. Second: Third:

Business activity: *Please provide a brief explanation of the activities in which the entity is engaged:*
The company is a schooner-based cruiseline of the Caribbean Basin

Countries of Operation: *Please provide geographic location (countries) where the activities of the entity take place.*
All of the eastern Caribbean from Trinidad to Cuba, the Bahamas, and the western Caribbean from Panama to Yucatan

Physical address where the company carries out its main activity: 901 NW 10th Court, Miami FL 33136

Source of Funds*: Source of funds / assets that have been introduced into the entity.*
Personal funds from personal accounts

Record Keeper Name: [Kropke] [Charles] [Jamie]
(Provide the name of person responsible for keeping original financial records and underlying documentation)

Record Keeper Email: Charles@sailingwindjammer.com
(Provide the email of person responsible for keeping original financial records and underlying documentation)

Record-Keeping Address: [901 NW 10th Court] [   ] [Miami] [Florida] [USA] [33136]
(Provide the Street address where original financial records and underlying documentation are kept)

1. **B. AUTHORIZED CAPITAL:** *Please select one of the following options:*

☒ Use the standard capital of US$1,000 represented by 1,000 shares, with a par value of US$1.00 each: or

☐ Use the special Capital indicated below:
Total Authorized Capital (US$):_____ represented by _____ shares, with a par value of _____ each; or_____ shares without par value. *(If Capital excess of US$10,000 would result in a higher registration fee).*

C. ISSUANCE OF SHARES. *The shares must be issued as follows:*

Name of the Shareholder	Physical Address of the Shareholder	N° of shares per certificate
WINDJAMMER SAILING, INC.	901 NW 10th Court, Miami,	1,000

Version 2023

F. Windjammer Sailing Inc Subscription Agreement

SUBSCRIPTION AGREEMENT

THE PREFERRED STOCK IS BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THE PREFERRED STOCK. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Windjammer Sailing Inc.

Re: Purchase of Preferred Stock in Windjammer Sailing Inc.

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that Windjammer Sailing Inc., a Delaware Corporation (the "***Company***"), is offering shares of Preferred Stock in four series (A-1,A-2,A-3,A-4) (the "***Preferred Stock***"). The Company is offering the Preferred Stock through a Regulation CF Offering. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended (the "***Form C***"), filed with the U.S. Securities and Exchange Commission ("***SEC***"). The Company is offering the Preferred Stock to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***").

Subject to acceptance by the Board of Directors or a duly authorized officer (together, the "***Board***"), and any other conditions precedent set forth herein, the Subscriber hereby (i) agrees to invest in the Company by making the financial commitments described herein in the aggregate amount set forth opposite the words "Subscription Amount" on the signature page attached to this Subscription Agreement (the Subscriber's "***Capital Commitment***"); and (ii) agrees to become a shareholder of the Company (a "***Member***"), to be bound by the Bylaws, the Articles of Incorporation, and to perform Subscriber's obligations thereunder.

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Preferred Stock is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in the Preferred Stock may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the Company's Bylaws, the Articles of Incorporation, and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1.   On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber the amount of Preferred Stock listed on the signature page to this Subscription Agreement.

2.   Upon acceptance of this Subscription Agreement by the Company, the Subscriber shall purchase the Preferred Stock by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement. The Subscriber also agrees that it will provide the information and documentation requested by the Portal to complete the subscription.

3.   The Subscriber represents, warrants, and agrees as follows:

(a)   The Subscriber understands and accepts that the purchase of the Preferred Stock involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Preferred Stock; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(b)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)   The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the Preferred Stock. The Subscriber understands and agrees that the Company are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Preferred Stock issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the Company will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the Company that the Company possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Company, the Preferred Stock, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the Preferred Stock in the Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Preferred Stock will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber is purchasing the Preferred Stock for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Preferred Stock unless the Preferred Stock has been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the Bylaws and the Articles of Incorporation with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the Company the Subscriber will be bound by the terms and conditions of the Company's Bylaws and the Articles of Incorporation. The Subscriber has also had an opportunity to ask questions and receive answers about the the Bylaws and the Articles of Incorporation. The Subscriber acknowledges that the relative features of the Preferred Stock are described in the Company's Bylaws and the Articles of Incorporation and the Preferred Stock are subject to restrictions as contained in the Company's Bylaws and the Articles of Incorporation.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Preferred Stock. The Subscriber understands that information and explanations related to the offering of Preferred Stock provided by the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Preferred Stock, and that neither the Company, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Preferred Stock. The Subscriber acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Preferred Stock for purposes of determining the Subscriber's authority or suitability to purchase the Preferred Stock.

(h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the Company. The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional shares, the Subscriber's interest in the Company would then be diluted on a pro rata basis with other members of Company. There can be no assurance that the Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to the Company.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the Company's Bylaws and the Articles of Incorporation and to subscribe for and purchase or otherwise acquire the Preferred Stock. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Preferred Stock. Upon acceptance of this Subscription Agreement by the Company, this Subscription Agreement and the Company's Bylaws and the Articles of Incorporation will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Preferred Stock are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Preferred Stock are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the Preferred Stock pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Preferred Stock, or any interest therein, except in compliance with Regulation Crowdfunding or the Company's Bylaws and the Articles of Incorporation.

4.   The Subscriber acknowledges that the Company and its Board of Directors, shareholders, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Preferred Stock for sale to the Subscriber without having first registered the issuance of the Preferred Stock under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Company and each of its managers, members, shareholders, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Preferred Stock.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Preferred Stock in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the Company and returned to the Subscriber.

[Signature page follows.]

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
WINDJAMMER SAILING INC.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of the Preferred Stock as of this _____ day of ___________, 2025.

____
Name of Subscriber (Print or Type)

____
Signature

Amount of Preferred Stock:

____

Capital Commitment:

$____

Address:
____
____
____

Phone Number: ___________________________

Email Address: ___________________________

AGREED TO AND ACCEPTED this ____ day of _______________, 2025.

Windjammer Sailing, Inc.

By: ____
Name: Zachary Luttrell
Title: President

G. Windjammer Sailing 2025 SPV Subscription Agreement

SUBSCRIPTION AGREEMENT

THE INTERESTS BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE INTERESTS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Windjammer Sailing 2025 SPV, LLC

Re: Purchase of Interests in Windjammer Sailing 2025 SPV, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that Windjammer Sailing 2025 SPV, LLC a South Carolina limited liability company (the "***SPV Company***") is offering membership interests (the "***Interests***"). The SPV Company was formed as a crowdfunding special purpose vehicle by Windjammer Sailing, Inc., a Delaware corporation ("***Windjammer***"), to facilitate its Regulation CF Offering. All of the proceeds received by the SPV Company in this offering will be invested in shares of Series A-1 Preferred Stock of Windjammer. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended (the "***Form C***"), jointly filed by the SPV Company and Windjammer with the U.S. Securities and Exchange Commission ("***SEC***"). Windjammer also serves as the manager of the SPV Company (the "***Manager***"). The SPV Company is offering the Interests to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***").

Subject to acceptance by the Manager, and any other conditions precedent set forth herein, the Subscriber hereby (i) agrees to invest in the Company by making the financial commitments described herein in the aggregate amount set forth opposite the words "Subscription Amount" on the signature page attached to this Subscription Agreement (the Subscriber's "***Capital Commitment***"); (ii) agrees to tender an executed Counterpart Signature Page to the Operating Agreement, attached hereto as Exhibit I; and (iii) agrees to become a member of the Company (a "***Member***"), to be bound by the Operating Agreement of the SPV Company (the "***Operating Agreement***"), and to perform the Subscriber's obligations thereunder.

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Interests is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Interests may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the Operating Agreement and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1.   On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of Interests listed on the signature page to this Subscription Agreement.

2.   Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the Interests by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement. The Subscriber also agrees that it will provide the information and documentation requested by the Portal to complete the subscription.

3.   The Subscriber represents, warrants, and agrees as follows:

(a)   The Subscriber understands and accepts that the purchase of the Interests involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Interests; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

(b)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)   The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the SPV Company and Windjammer concerning the investment in the Interests. The Subscriber understands and agrees that the SPV Company and Windjammer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Interests issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the SPV Company and Windjammer will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the SPV Company or Windjammer that the SPV Company or Windjammer possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, Windjammer, the Interests, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the Interests in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Interests will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber is purchasing the Interests for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Interests unless the Interests have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Interests are described in the SPV Company's Operating Agreement and the Interests are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, Windjammer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Interests. The Subscriber understands that information and explanations related to the offering of Interests provided by the SPV Company, Windjammer, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Interests, and that neither the SPV Company, Windjammer, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Interests. The Subscriber acknowledges that neither the SPV Company, Windjammer, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Interests for purposes of determining the Subscriber's authority or suitability to purchase the Interests.

(h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the SPV Company and Windjammer. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in Windjammer with the goal of developing and operating the Venue. The Subscriber understands that Windjammer's business plan is subject to change depending on a variety of circumstances, and Windjammer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that Windjammer sells additional units or membership interests, the SPV Company's interest in Windjammer would then be diluted on a pro rata basis with other members of Windjammer, and, consequentially, the Subscriber's indirect ownership percent in Windjammer would be subsequently reduced. There can be no assurance that Windjammer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Windjammer.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Interests. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Interests. Upon acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Interests are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Interests are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the Interests pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Interests, or any interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

4.   The Subscriber acknowledges that the SPV Company and Windjammer and their managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Interests for sale to the Subscriber without having first registered the issuance of the Interests under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, Windjammer, and each of their managers, members, shareholders, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Interests.

5.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

6.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

7.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

8.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Interests in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

Review by Vicinity for applicability by:

[Signature page follows.]

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
WINDJAMMER SAILING 2025 SPV, LLC

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Interests as of this date:

____
Name of Subscriber (Print or Type)

____
Signature

Number of Interests:

____

Aggregate Capital Commitment:

$_______________________________________

Address:
____
____
____

Phone Number: ___________________________

Email Address: ___________________________

AGREED TO AND ACCEPTED this date:

WINDJAMMER SAILING 2025 SPV, LLC,
a South Carolina limited liability company

By: **WINDJAMMER SAILING, INC.,**
a Delaware corporation

Its: Manager

By: _______________________________________
Name: Zachary Luttrell
Its: President

Exhibit I   **Counterpart Execution Page to the Operating Agreement**

COUNTERPART EXECUTION PAGE

TO THE

OPERATING AGREEMENT

(as modified from time to time)

OF

WINDJAMMER SAILING 2025 SPV, LLC

a South Carolina limited liability company

This Joinder Agreement is effective as of _____by the undersigned, _____ (the "*Member*"). As the owner of Membership Interests in the Company, the Member agrees to become a Member of the Company and a party to the Operating Agreement of the Company.

MEMBER:

_____
(Print or Type)

_____
Signature

MANAGER:

WINDJAMMER SAILING, INC.,
a Delaware corporation

By: _____
Name: Zachary Luttrell
Its: President

H. Audited Financials

Windjammer Sailing, LLC (the "Company") a Delaware Limited Liability Company

Statement of Financial Position (audited) and
Independent Auditor's Report

As of Inception – June 28, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Windjammer Sailing, LLC

We have audited the accompanying statement of financial position of Windjammer Sailing, LLC as of its inception on June 28, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Windjammer Sailing, LLC as of its inception on June 28, 2024 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 19, 2024
Vincenzo Mongio


Windjammer Sailing, LLC
Statement of Financial Position (Audited)


	June 28, 2024
Assets	
Total Assets	$ -
Liabilities and Member's Capital	
Liabilities	
Total Liabilities	$ -
Commitments and Contingencies (Note 4)	
Member's Capital	
Total Member's Capital	-
Total Liabilities and Member's Capital	$ -

Windjammer Sailing, LLC
Notes to the Financial Statements (Audited)
June 28, 2024 (Inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Windjammer Sailing, LLC ("the Company" or "We" or "Our") was formed in Delaware on June 28, 2024. The Company plans to earn revenues by resurrecting a historically iconic sailing cruise ship, the S/V Mandalay, and the acquisition of the Baltic Star, for an initial two vessel ship operation. It is the company's intent to revive the Windjammer brand that has had a long, rich history sailing throughout the Caribbean. The Company's headquarters is in Miami, FL and its customers will be located primarily in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company has no equity-based compensation plan.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has not entered into any related party transactions as of the date of these financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company is a Single-member LLC with a single class of ownership interest. Profits and losses are allocated to Members in accordance with the Operating Agreement.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 28, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2024, the date these financial statements were available to be issued. There were no events which required recognition or disclosure.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

I. S/V Mandalay Restoration Quote



MARITIME PRESERVATION LIMITED

Slipway Guide Jetty, St. Vincent Street, Port of Spain, Trinidad & Tobago
Web Site: trinidadshipyard.com / Email: info@trinidadshipyard.com
Phone: (868) 625-2927 / Fax: (868) 627-3056

DATE: 19th July 2023

ATTENTION: Quote No. : QN23-047

Mr. Charles J Kropke
Windjammer Sailing Adventures
1825 Ponce de Leon Boulevard
#369 Coral Gables FL 33134

RE: 'DRY DOCKING' (REFURBISHMENT) Phase 1 & 2

VESSEL: S/V MANDALAY

Dear Mr. Kropke ,
With reference to the refurbishment of the S/V Mandalay . We are pleased to furnish you with the following
preliminary quotation after a two day walk through based on visible / accessible areas

All prices listed are in **US DOLLARS**

Dimensions: Loa: 200' / ft.   Beam: 30' / ft.   Assumed Draft:

PRELIMINARY QUOTATION

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
	To supply, labour ,supervision , materials , consumables , spares , tools and equipment inclusive of Dry Docking but not limited to carrying out extensive refurbishment to restore above mentioned vessel to pristine condition in two phases 1 & 2 based on repairs and preservation of Steel Hull / Deck only utilizing the following :			
1	**GENERAL SERVICES**			
a	**Mooring** To provide linesmen to assist with lines for mooring and unmooring of vessel allowing for an est four (4) moves @$400.00 per move			
	Subtotal linesman	4	$ 400.00	$ 1,600.00

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
b	**Berthing**			
	To provide berthing so as to facilitate vessel alongside to allow for easy access on and off vessel to carry out works @ $1.80 per ft per day whether berthed directly alongside seawall , wooden pier or alongside another vessel . LOA vessel = approx. 200' x $1.80 = $360.00 USD per day			
	Reduced cost = $60.00 per day / $1825.00 per month **Allow for est 28 mths**			
	Subtotal berthing	28	$ 1,825.00	$ 51,100.00
c	**Shore Power**			
i	To supply shore power to allow for works above and below deck			
	To Connect / Disconnect			
	To connect / disconnect shore power to vessel inclusive of erecting / installing electrical panel and suitable cable			
	Subtotal Shore Power Connection		$ 5,000.00	$ 5,000.00
ii	**Shore Power - Duration**			
	To supply shore power for 220 volts 60 Hz 3 phase @ $70.00 usd per day			
	Reduced cost = $20.00 usd per day			
	Allow for duration est 28 mth @ $608. 34 USD per mth			
	Allow for 28 months			
	Subtotal Shore Power Duration		$ 17,033.52	$ 17,033.52
d	**Safety**			
i	**Fireline (2 each)**			
	To connect / disconnect fire line inclusive of supply of fire line under pressure each per day @ $100.00 USD			
	Allow for two (2) each per day = $200.00			
	Reduced Cost = $25.00 per day x two(2) each @$760.42 per mth			
	Allow for est 28 mths			
	Subtotal Fireline	28	$ 760.42	$ 21,291.76

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
ii	**Fire Watch**			
	To supply competent persons to do fire watch to allow for hot works to be executed safely @$100.00 each per fire watch per 8 hr. day allow for four (4) each = $400.00			
	Allow for an est period of 8 months @$12,166.67 per mth			
	Allow for est 8 months			
	Subtotal Fireline	8	$ 12,166.67	$ 97,333.36
iii	**Gas Free Verification**			
	To supply government certified chemist for Initial gas free inclusive of subsequent for duration			
	Subtotal Initial Gas Free		$ 5,600.00	$ 5,600.00
iv	**Daily Maintenance**			
	To supply daily maintenance of gas free certificate inclusive of issuance of hot work permit for duration @$50.00 per day			
	Reduced cost $20.00@$608.34 per mth			
	Allow for 20 mths			
	Subtotal Daily Maintenance	20	$ 608.34	$ 12,166.80
f	**Temporary Lighting**			
	To supply temporary lighting through out vessel inclusive of tanks to allow for cleaning @$ 600.00 per month allow for est 20 months			
	Subtotal Temporary Lighting	20	$ 600.00	$ 12,000.00
g	**Ventilation Blower / Extractor**			
	To connect / disconnect blowers inclusive of supply for duration as required @$96.00 each per day			
	Reduced cost monthly $900.00 x 14 mths			
	Subtotal Blowers	14	$ 900.00	$ 12,600.00
h	**Compressed Air**			
	To connect / disconnect compressed air inclusive of supply for duration @$5700.00 per month			
	Reduced cost $2000.00 USD mth allow for 6 months			
	Subtotal Compressed Air	6	$ 2,000.00	$ 12,000.00

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
i	Cranage			
	To supply cranage inclusive of operator / rigger for duration as required @$140.00 USD per hr. or part thereof			
	Cranage lifts to be of general services and does not include			
	- Mast Removal / Reinstallation			
	- In excess of general services lifting			
	- Other lifts that may require additional manpower and equipment			
	Reduced Cost $2000.00 per mth, allow for duration of project			
	Subtotal Cranage		$ 16,000.00	$ 16,000.00
j	**Shifting of Vessel**			
	To shift vessel as required to allow for continued and scheduled works			
	Subtotal Shifting		$ 6,300.00	$ 6,300.00
	<u>Subtotal General Services</u>			$ 270,025.44
Note	<u>**Reduced Rates are only applicable once works are approved and in progress**</u>			
	Mandalay Phase 1 - Demolition			
	Demolition and Preservation			
	To supply labour , supervision , materials , consumables , tools , (Storage Container) equipment to effect the first phase of refurbishment by utilizing the following :			
	<u>**Demolition / Preservation of Interior / Exterior**</u>			
1	To bring vessel along sea wall to allow for the following			
a	To remove two masts down to main deck inclusive of rigging , assess store and dispose as required			
b	Remove all wood / debris from top deck down to under deck . Assess store and dispose as required			
c	To dismantle and remove all equipment electrical , plumbing and mechanical item bridge to bilge , inclusive of Main Engine / Auxiliary generator etc. *Assess, store and discard as required*			
d	Strip vessel to bare metal in its entirety from top deck to Engine Room			

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
e	Tank Cleaning			
	Clean all tanks ; Fuel , Ballast , Fresh Water etc. , dispose of all waste liquids in an environmentally safe manner . Engine Room to be cleaned as well .			
Note	No Chipping to be done below water line			
	Subtotal Mandalay Phase 1(Demolition)		$ 95,690.00	$ 95,690.00
	Mandalay Phase 1 - Preservation above Water Line **Allow for approx. 28,820 sq ft**			
	To descale from top deck to water line internally and externally : - Grit blast to SA 2.5 (bare metal) grade from WL to Top deck externally - Grit blast to SA 2.5 from top deck to WL internally inclusive of bulkheads / deck heads - Supply and apply one coat of epoxy to blasted areas			
	Subtotal Mandalay Phase 1 Preservation		$ 100,870.00	$ 100,870.00
	Phase 1 Steel Renewal **Location : Above Water Line**			
	To crop and renew wasted steel as required in various locations , exclusive of modification to Poop deck , Upper deck , Main deck allow for works only to original design only . Allow for : 100% Poop deck and bridge deck 60 % Main deck repair inclusive of poopdeck / bulwark 80 % External super Structure and Main deck / saloon /acommodation/galley /crew mess Allow for an estimate 75 tons of steel			
	Subtotal Mandalay Phase 1 Steel Renewal		$1,736,000.25	$1,736,000.25
	Subtotal Demolition& Preservation			$ 1,932,560.25
	Subtotal Phase 1 Total Works			$ 2,202,585.69

DESCRIPTION		QTY	UNIT COST	EXTENDED COST
	Phase 2 - DRY DOCKING			
60001	DRY DOCK			
60010	Dock: *per foot.*	200	$ 20.00	$ 4,000.00
Note	*Minimum charge $2,000*			
60015	Undock: per foot.	200	$ 10.00	$ 2,000.00
Note	*Minimum charge $1,400*			
60020	Lay day charges/ dock rental: *per calendar day* est.	60	$ 600.00	$ 36,000.00
60055	Diver's Charges.	1	$ 1,800.00	$ 1,800.00
60085	Blocking.	1	$ 5,000.00	$ 5,000.00
Note	*Rates based on vessel with average rise of floor and*			
60115	**Block Removal- Allow for steel renewal**			
	To remove/install blocks to facilitate repair works;			
(i)	Removal of keel blocks. *Per unit*	10	$ 250.00	$ 2,500.00
(ii)	Removal of side blocks. *Per unit*	6	$ 200.00	$ 1,200.00
(iii)	Installation of blocks. *Per unit*	16	$ 275.00	$ 4,400.00
60120	Tug Service	2	$ 750.00	$ 1,500.00
60160	Linesmen: *per move.*	2	$ 1,000.00	$ 2,000.00
	Sub-Total DRY DOCK			$ 60,400.00
60001	**DRY DOCKING GENERAL SERVICES**			
61010	Gangway - Custom Built to accommodate vessel	2	$ 800.00	$ 1,600.00
61015	Gangway: *per day.*	90	$ 30.00	$ 2,700.00
61020	**Working Platforms**			
a	'H' Frame Type			
	3 Height x "H" Frame			
61020	Staging erection/dismantling (external) per section, per day; a section consists of a single level with a platform.			
	- Floor level (without elevation). *Section per day*		$ 20.00	$ -
	- Elevated (on top each other). *Double section per day*	40	$ 30.00	$ 1,200.00
61025	Daily rental per section per day or part thereof.		$ 10.00	$ 12,000.00
	Allow for 40 sections x 30 days			

PRELIMINARY QUOTATION

	DESCRIPTION	QTY	UNIT COST		EXTENDED COST	
b	**Camlock / Piping Type- IWO steel renewal**					
61030	Staging erection / disassembly (external) per m^3; on dock floor		$	5,600.00	$	5,600.00
Note	***Inclusive of duration***					
61045	**Manlift - Allow access to Topsides** To supply one (1) '60 ft.' manlift to reach high areas, where restriction applies for 'H' frame erection up to three (3) height from dock floor. **(IF REQUIRED)**					
a	First Day rental or part thereof (inclusive of Mob / Demob)	1	$	1,800.00	$	1,800.00
b	Additional Daily rental per day or part thereof	8	$	900.00	$	7,200.00
61115	To connect/disconnect earth wire to Hull of vessel (Compulsory).	2	$	120.00	$	240.00
61125	Cleaning of dock and disposal of refuse ***(minimum charge applied) With the removal of heavy marine growth item to be charged extra.***	2	$	1,152.00	$	2,304.00
	Subtotal Dry Docking General Services				$	34,644.00
68001	**HULL TREATMENT**					
301	**Hand Scraping**					
68010	To hand scrape marine growth , barnacles, shells etc. off vertical and flat bottom, up to LLL. ***Per sq. ft.***	6902	$	0.45	$	3,105.90
61225	**Fresh Water Washing- Topside to Keel**					
68060	H.P. Fresh Water Washing					
(i)	To high pressure, fresh water wash (between 3500 - 5000 psi), from Keel to Topside . ***Per sq. ft.***	10694	$	0.45	$	4,812.30
68080	Sa 2.5 Grit Blasting (Near - White): ***per sq. ft.*** **Keel to Topside**	10694	$	4.00	$	42,776.00
68060	Fresh Water Wash To fresh water wash hull between paint application after blasting. ***Per sq. ft. Minimum cost 2,690 sq. ft.***	10694	$	0.12	$	1,283.28

Derek Williams
V.P. Operations

7 of 22

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST		EXTENDED COST
68085	To apply two (2) coats of Epoxy to blasted area *per sq. ft. per coat*	21388	$	0.30	$ 6,416.40
68090	To apply two(2) coat of Anti-fouling to underwater area *(based on Owner supplied paints and chemicals to clean paint equipment): per sq. ft. per coat*	13804	$	0.35	$ 4,831.40
	Paint Supply To supply epoxy coatings , externally only inclusive of anti fouling and chemicals .		$	49,860.00	$ 49,860.00
61320	To open and close and treat insides of sea chests as per hull specifications: *each.* - Standard size 2ft x 2ft or smaller.	3	$	350.00	$ 1,050.00
310	To repaint water line: *per linear foot. (Port / Stb'd Stern)*	430	$	2.00	$ 860.00
Note	*Minimum charge = $328 / 164ft*				
68125	To repaint the Name Plate: *per location. (Permanent Markings)*	3	$	90.00	$ 270.00
68130	Repaint Draft marks: *per location.*	4	$	100.00	$ 400.00
68135	Repaint Plimsoll marks: *per location.*	2	$	100.00	$ 200.00
68140	To repaint Port of registry: *per location.*	1	$	75.00	$ 75.00
68160	To remove wasted anodes: *each*	60	$	18.00	$ 1,080.00
68160	To install 60 welded type, zinc, 4 strap 23 est anodes: *each per*	1380	$	1.18	$ 1,628.40
68165	To supply welded type, zinc, 4 strap anodes, 23lbs. *Each*	60	$	110.00	$ 6,600.00
	Sub-Total HULL TREATMENT				$ 125,248.68
62001	**INSPECTION SERVICES**				
62080	Audio gauging Hull, Deck, etc.; **minimum charge** is $6.00 for 0	800	$	6.00	$ 4,800.00
	Record findings and submit report		$	1,200.00	$ 1,200.00
62080	Supply erect , disassemble scaffolding to access area to allow for UT Gauging		$	1,650.00	$ 1,650.00
62140	Tail shaft clearances: *each.*	1	$	400.00	$ 400.00
62145	Rudder clearances: *each.*	1	$	400.00	$ 400.00
Note	*- Rates are estimates only; final costing based on detailed*				

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
61317	Lower and range on dock floor/reinstall Anchors with the use of vessel's winch. *Each*	2	$ 600.00	$ 1,200.00
61280	To Hp wash, mark and Paint Anchor chain (P & Stb'd). *Each*	2	$ 500.00	$ 1,000.00
411	To calibrate Anchor Chain (P & Stb'd). *Each*	2	$ 150.00	$ 300.00
	Sub-Total INSPECTION SERVICES			$ 10,950.00
66001	**MECHANICAL SERVICES** **Rudder Works**			
61160	To remove and replace drain plug, remove contents and dispose of safely, and pressure test to identify with any defects. *Each*		$ 500.00	$ -
502	To gouge, remove and replace stoppers on rudder palm nuts, inclusive of removing and reinstalling rudder blade. *Each*	1	$ 3,800.00	$ 3,800.00
503	To extract readings from top and bottom pintle p/stb and record. *Per side*	3	$ 400.00	$ 1,200.00
505	To extract measurements from rudder stock and record	1	$ 270.00	$ 270.00
62125	To carry out magna flux on tapers and keyways on rudder stock.	1	$ 500.00	$ 500.00
66075	To remove and replace rudder bushings. *Each*	2	$ 1,000.00	$ 2,000.00
66085	To machine skim owner supplied bushing to fit housing	2	$ 900.00	$ 1,800.00
66115	To remove and refit with yard supplied packing	1	$ 1,220.00	$ 1,220.00
	Propeller Works (Fixed Propeller Only - 3 or 4 blades)			
66140	To polish propeller insitu using various grades of grit paper, as per standard requirement, inclusive of erection and dismantling of staging to access propeller. On completion, to be coated in oil and inspection to be conducted by Chief engineer/vessel's representative. *per inch.*			
			$ 20.00	$ 1,440.00
	Minimum charge; allow for 72" = $1,440 each			
66155	To remove and refit rope guard. *Each* *Cost inclusive of renewal*	1	$ 1,250.00	$ 1,250.00

PRELIMINARY QUOTATION

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
	Propeller Works (Fixed Pitch)			
66130	To remove/reinstall propeller nut, inclusive of resecuring with welded strap. *Each*	1	$ 300.00	$ 300.00
66145	To remove/reinstall fixed pitch propeller. *Per inch dia*	1	$ 3,000.00	$ 3,000.00
66130	To remove and replace dome on propeller. *Each*	1	$ 250.00	$ 250.00
66005	**Tail Shaft**			
66010	To withdraw and refit tail shaft complete, inclusive of	1	$ 4,960.00	$ 4,960.00
517	To measure wear down and record findings	1	$ 450.00	$ 450.00
66015	To remove and repack gland using yard supplied packing.		$ 1,450.00	$ 1,450.00
66240	To repair tail shaft		$ 34,690.00	$ 34,690.00
66160	To allow for pegging of shaft to propeller for blue fitting to surveyor's satisfaction, if required. *Per peg fit*		$ 990.00	$ 990.00
62125	To check tapers, fwd./aft keyways and working areas of tail shaft for cracks/porosity *each P/Stb*	2	$ 500.00	$ 1,000.00
66120	To remove/reinstall owner supplied cutlass bushing fwd./aft. *Per location*	2	$ 1,200.00	$ 2,400.00
66085	To machine skim owner supplied cutlass bushing to allow for fitting in housing. *Each*	2	$ 1,000.00	$ 2,000.00
66075	To supply new cutlass bushing	2	$ 6,801.00	$ 13,602.00
61370	**Valves- Renewal**			
66240	To remove and refit valves, inclusive of dismantling and	12"	$ 7,980.00	$ 7,980.00
Note	*- Cost based on hand operated valves (globe, gate, butterfly)*			
	- For valves located in engine room below floor plates, +30%			
	- For valves located in cargo, ballast and bilge tanks,			
	- For actuator, hydraulic and pneumatic valves, +60%. Exclusive of actuator overhaul which would be quoted after examination (QAE)			
	- To machine valve seat and lid; cost + 40%			
	Sub-Total MECHANICAL SERVICES			$ 86,552.00

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
67001	**STEEL WORKS**			
67040	To supply new material, grit blast, shop prime and install new, as marked and identified by ship's representative / surveyor, utilizing A36 steel or similar as required. *Per lb.*			
Note	*- Upon completion of welding/cleaning, all seams to be dye penetrant tested, hose tested to the satisfaction of vessel representative/surveyor.*			
	- Rate inclusive of material, consumables and labour only. Rate exclusive of ventilation, temporary lighting, staging or any other item required to execute a proper job.			
67010	Flat plates; deck, bottom, side shell: *per lb.*		$ 8.28	$ -
67015	Stiffeners/Internals: *per lb.*		$ 9.00	$ -
67020	Welding of Wasted Seams: *per linear foot per pass as per position*			
(i)	Horizontal welded seams; *per ft. per pass*		$ 32.50	$ -
(ii)	Vertical welded seams; *per ft. per pass*		$ 39.00	$ -
(iii)	OH welded seams; *per ft. per pass*		$ 45.50	$ -
(iv)	Flat welded seams; *per ft. per pass*		$ 26.00	$ -
Note	*Minimum cost per location = $91.00*			
Note	Refer to Surcharge			
	To crop and renew hull plating below waterline inclusive of BHD , Hull plating and internals allow for approx. (19.70 tons) plating			
	Internals = 16 tons est			
	Sub-Total STEEL RENEWALS			$ 826,336.12
	Subtotal Phase 2 Total Works			$ 1,144,130.80

PHASE 1 ALONGSIDE & GENERAL SERVICES	$	2,202,585.69
PHASE 2 DRY DOCKING WORKS	$	1,144,130.80
PROJECTED COST (VAT EXCLUSIVE)	$	3,346,716.49

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative



MARITIME PRESERVATION LIMITED

Slipway Guide Jetty, St. Vincent Street, Port of Spain, Trinidad & Tobago
Web Site: trinidadshipyard.com / Email: info@trinidadshipyard.com
Phone: (868) 625-2927 / Fax: (868) 627-3056

PRELIMINARY QUOTATION

VESSEL: S/V MANDALAY
DATE: 19th July 2023

Quote No. : QN23-047

PAYMENT TERMS:

- Preliminary Quotation is costed at **$ 3,346,716.49 USD (Vat Exclusive)**.
- 25 % Down Payment of Phase I for confirmation to begin works and upon acceptance of quotation .

- 25% interim payments until completion of Phase I

- 25 % Payment of Phase II for confirmation to begin works on Phase II and upon acceptance of quotation

- 25% interim payments until completion of Phase II

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative



MARITIME PRESERVATION LIMITED

Slipway Guide Jetty, St. Vincent Street, Port of Spain, Trinidad & Tobago
Web Site: trinidadshipyard.com / Email: info@trinidadshipyard.com
Phone: (868) 625-2927 / Fax: (868) 627-3056

DATE: 25th August 2023

ATTENTION:
Mr. Charles J Kropke
Windjammer Sailing Adventures
1825 Ponce de Leon Boulevard
#369 Coral Gables FL 33134

Quote No. : QN23-047-3+4

RE: **PRELIMINARY QUOTATION PHASE 3&4 (Refurbishment)**
         Note phase 5&6 are final
         Quote exclusive of 5 - Safety / 6 - Hotel
VESSEL: S/V MANDALAY

Dear Mr. Kropke ,

With reference to the refurbishment of the SV Mandalay , the next phase will be phase 5 which will be : - Hotel &
Safety . Please find below our Preliminary quotation the refurbishment phase (3&4)

All prices listed are in US DOLLARS

Dimensions: **Loa: 200' / ft.**   **Beam: 30' / ft.**   **Assumed Draft:**

PRELIMINARY QUOTATION

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
	To supply, labour ,supervision , materials , consumables , spares , tools and equipment as indicated below in phase 3&4 . Allowing for installation of approx. 75% of renewed items exclusive of the engine room where the main engine and aux genset will be reconditioned .			
1	**Deck / Bridge**			
	To supply service and install the following :			
a	1- Anchor windlass - double drum : Recondition			
b	Anchor chain P/STB 6 shots each P/STB - used and new reconditioned as required inclusive of one (1) anchor			
c	Repair as required Main & Foremast after UT Gauging / Rigging renewal 3 each new sailing aluminum booms			
d	Renewal of rigging as required inclusive of all necessary turnbuckle , shackles ,wire ropes etc.			

Derek Williams
V.P. Operations

1 of 4

Signature Of Approval
Vessel's Representative

	DESCRIPTION	QTY	UNIT COST	EXTENDED COST
f	Renewal of all sails , widows net, mooring lines poles , mooring ropes (polypropelene) of various sizes , heaving lines etc. .			
	Subtotal Deck		$ 989,500.00	$ 989,500.00
2	**Bridge / Electronics**			
	Renew and service as required all non functional navigation equipment radios , radars , GPS etc.			
	Renewal / serviceof alarm panel as required			
	Renewal of navigational and running lights			
	Renewal all necessary electronic equipment and monitoring equipment with wiring			
	Complete renewal of alarm system, bilge and others			
	Subtotal Bridge / Electronics		$ 298,645.00	$ 298,645.00
3	**Electricals**			
	Renewal of all electrical wiring fixtures receptacles , lights from engine room to bridge			
	Reconditioned electrical transfer panels switch board			
	Servicing / recondition of genset electrical end two each			
	Complete rewiring of engine room inclusive of lights			
	Supply and installation of emergency generator			
	Subtotal Electricals		$ 241,642.00	$ 241,642.00
4	**Mechanical / Engine Room**			
	Servicing / Reconditioning of Main Engine			
	Reconditioning of two (2) Aux generator (Mechanical end)			
	Supply , installation of all pumps inclusive of fire pumps			
	Recondition, supply new valve as required inclusive of overboard valves			
	Supply and installation of exhaust system from main engine and two (2) each genset			
	Insulation of Engine Room inclusive of exhaust system			
	Supply and installation of water maker			
	Subtotal Mechanicals/ Engine Room		$ 494,982.00	$ 494,982.00

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

PRELIMINARY QUOTATION

DESCRIPTION	QTY	UNIT COST	EXTENDED COST
5 HVAC			
To supply and install HVAC system as required throughout vessel inclusive AC system throughout vessel inclusive of reefer / freezer system , main saloon , all rooms and necessary ducting as needed .			
Subtotal HVAC		$ 120,000.00	$ 120,000.00
6 Plumbing			
Renew all plumbing from engine room , accommodation to bridge , sprinkler system , heads , galley , inclusive of all fixture , toilets etc.			
Subtotal Plumbing		$ 210,646.00	$ 210,646.00
Stainless Steel Works			
7 Sheet Metal - Food and Beverage Locations			
To supply manpower , equipment ,and material inclusive of insulation to remove and replace with new food grade stainless steel to the below locations ;galley ,cold room, liquor rooms storage areas, all areas IWO food and beverages that require to be easily cleanable inclusive of equipment (stove , ovens , shelving , cupboards)			
Subtotal Sheet metal work		$ 385,421.00	$ 385,421.00
8 Masonry / Tiling			
To supply , install and carry out all necessary masonry and tiling works throughout entire vessel		$ 108,000.00	$ 108,000.00
Subtotal Masonry / Tiling			
9 Fibre Glass Works			
To supply and carry out all required fibre glass works		$ 72,000.00	$ 72,000.00
10 Carpentry / Joinery			
To supply all material to renew as necessary all wooden flooring / decks / cap rails / underdeck , stairways , accommodation and any places that require refurbishment as per original utilizing teak / pitch pine as required .			
Subtotal Carpentry / Joinery		$ 485,706.00	$ 485,706.00
Phase 3 & 4 Subtotal Cost			$ 3,406,542.00
30% Contingency			$ 1,021,962.60
Projected Cost (Vat Exclusive)			$ 4,428,504.60

Derek Williams
V.P. Operations

3 of 4

Signature Of Approval
Vessel's Representative



MARITIME PRESERVATION LIMITED

Slipway Guide Jetty, St. Vincent Street, Port of Spain, Trinidad & Tobago
Web Site: trinidadshipyard.com / Email: info@trinidadshipyard.com
Phone: (868) 625-2927 / Fax: (868) 627-3056

VESSEL: S/V MANDALAY
DATE: 25th August 2023
Quote No. : QN23-047-3+4

PAYMENT TERMS:

- Preliminary Quotation is costed at **$ 4,428,504.00 USD (Vat Exclusive)**.

- Initial 25 % Down Payment for confirmation to begin works and upon acceptance of quotation .

- First 25% interim payments as requested by shipyard based on work program

- Second 25% interim payments as requested by shipyard based on work program

-Balance payment as per final invoice

Note **Quote Based on work continuity at all times and delays on owner behalf may incur additional charges**

Above quotation is for budgetary purposes only .

Derek Williams
V.P. Operations

Signature Of Approval
Vessel's Representative

J. Ship Purchase Option Agreement


SHIP PURCHASE OPTION AGREEMENT


THIS SHIP PURCHASE OPTION AGREEMENT (this "Agreement") is made and entered into as of January 10, 2025 (the "Effective Date"), by and between DRAGONFLY EXPEDITIONS INC., a Florida corporation (the "Seller"), and WINDJAMMER SAILING, INC., a Delaware corporation (the "Buyer"). Seller and Buyer shall be referred herein as the "Parties" and each individually a "Party."


RECITALS


WHEREAS, the Seller owns all right, title, and interest in and to the sailing vessel named **S/V Mandalay** with **Hull Number 7738383** (the "Vessel"), which it purchased by a Sale Agreement dated May 2, 2023 pursuant to an order issued by the Supreme Court of Granada and the West Indies Associated States with respect to Admiralty Claim in rem against the ship SV "Mandalay" – Claim Number GDAHAD2021/0006 a copy of which is attached hereto as **Exhibit A** as evidenced by a Bill of Sale dated May 12, 2023 issued by the Admiralty Marshall of the Supreme Court of Granada and the West Indies Associated States, a copy of which is attached hereto as **Exhibit B**; however, the Vessel is not currently registered with any governmental authority of any jurisdiction, nor is it flagged under the laws of any jurisdiction; and

WHEREAS, the Seller desires to grant an option to the Buyer pursuant to which the Buyer will have the right, but not the obligation, to acquire from the Seller upon the terms and conditions set forth in this Agreement, all of the Seller's right, title and interest in and to the Vessel and the registration thereof;

NOW, THEREFORE, in consideration of the foregoing, the mutual promises herein contained, and for other good and valuable consideration the adequacy, sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:

1.   Grant of Purchase Option.

     (a)   The purchase option being granted hereunder is irrevocable.

     (b)   Subject to the terms and conditions of this Agreement, at any time during the period commencing on the date hereof and ending at 11:59 p.m. Miami, Florida time on December 31, 2025 (subject to such extensions of time as the parties may agree to in writing), the Buyer shall have the right, but not the obligation, to cause the Seller to sell to the Buyer all of the Seller's right, title and interest in and to the Vessel for a purchase price of One United States Dollar ($1.00). To exercise the Purchase Option, the Buyer must deliver written notice to the Seller (the "Exercise Notice") stating that Buyer has elected to exercise its purchase option. The closing of the purchase (the "Closing") shall occur no later than 30 days after delivery of the Exercise Notice, subject to such extensions of time as the parties may agree to in writing.

2.   Transfer. At the Closing, the Seller shall provide the Buyer with a notarized bill of sale and shall take all commercially reasonable actions necessary to register the Vessel with the governmental authority selected by the Buyer. The Seller further agrees to execute and deliver such other instruments and perform such other acts as may be reasonably necessary subsequent to Closing for effecting the transfer of ownership in and to the Vessel, and to reasonably assist the

4913-2520-3213 v.4

Buyer in obtaining and perfecting title to the Vessel. The Seller shall ensure that the Vessel is transferred to the Buyer at the Closing free of any liabilities, liens, security interests, rights of third parties, obligations, or restrictions.

3.   Representations of Seller. The Seller hereby makes the following representations and warranties to the Buyer, which representations and warranties Seller promises shall be true and correct not only as of the date of this agreement, but also on the date of Closing:

(a)   The Vessel is wholly and exclusively owned by the Seller free and clear of all rights of third parties, licenses, liens, security interests and encumbrances. All levies, taxes, docking and registration fees for the Vessel in any jurisdiction, and all fees due to any third party for the repair or maintenance of the Vessel, in each case through the date of the Closing, shall have been duly paid by Seller

(b)   Seller purchased the Vessel by a Sale Agreement dated May 2, 2023 pursuant to an order issued by the Supreme Court of Granada and the West Indies Associated States with respect to Admiralty Claim in rem against the ship SV "Mandalay" – Claim Number GDAHAD2021/0006, a true, complete and correct copy of which is attached hereto as **Exhibit A**, as evidenced by a Bill of Sale dated May 12, 2023 issued by the Admiralty Marshall of the Supreme Court of Granada and the West Indies Associated States, a true, complete and correct copy of which is attached hereto as **Exhibit B**.

(c)   To the Seller's knowledge, the Vessel is not currently registered with any governmental authority of any jurisdiction, nor is it flagged under the laws of any jurisdiction. The Seller has not received notice of, nor does the Seller have actual knowledge of any pending, decided or settled opposition, injunction, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, decree, or any other dispute, disagreement, or claim related to the Vessel or challenging the legality, validity, enforceability or ownership of the Vessel by Seller (a "Dispute"), nor has any Dispute been threatened. To the Seller's knowledge, no circumstances or grounds exist that would give rise to a Dispute. To the Seller's knowledge, the Vessel is not subject to any outstanding injunction, judgment, order, decree in any jurisdiction.

(d)   The Seller has not taken any action or entered into any agreement that may require the Buyer to, assign, transfer, charter, license or grant to any other person or entity the right to use the Vessel, or that would otherwise encumber the Vessel once the Buyer has purchased it.

(e)   The Seller has not received any notice from any third party claiming that the Seller's ownership, registration or use of the Vessel is compromised in any fashion. No action, including but not limited to any dispute resolution procedure, has been settled or threatened, or, to the Seller's knowledge, instituted, that alleges any such compromise.

(f)   No person or entity other than the Seller has the right to use the Vessel.

(g)   The Seller has the full right, power and authority to enter into and perform this Agreement, to make the representations and warranties set forth herein, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of the obligations and representations and warranties set forth herein, and the consummation of the transaction contemplated hereby have been duly authorized by the Seller,

4913-2520-3213 v.4

and no other proceedings on the part of the Seller or any individual or entity, or consents to be obtained by the Seller or any individual or entity, are necessary to authorize this Agreement and the transaction contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of the Seller enforceable in accordance with its terms.

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, THE BUYER ACKNOWLEDGES AND AGREES THAT THE SELLER HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER CONCERNING OR WITH RESPECT TO THE VESSEL INCLUDING, WITHOUT LIMITATION (A) ANY STATUTORY OR REGULATORY RULES, LAWS, ORDINANCE OR REGULATIONS WITH REGARD TO THE TRANSFER, OWNERSHIP OR USE OF THE VESSEL OR (B) THE MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE VESSEL. ADDITIONALLY, NO PERSON ACTING ON BEHALF OF THE SELLER IS AUTHORIZED TO MAKE, AND BY EXECUTION HEREOF OF THE BUYER ACKNOWLEDGES THAT NO PERSON HAS MADE, ANY REPRESENTATION, AGREEMENT, STATEMENT, WARRANTY, GUARANTY OR PROMISE REGARDING THE VESSEL OR THE TRANSACTION CONTEMPLATED HEREIN; AND NO SUCH REPRESENTATION, WARRANTY, AGREEMENT, GUARANTY, STATEMENT OR PROMISE IF ANY, MADE BY ANY PERSON ACTING ON BEHALF OF THE SELLER SHALL BE VALID OR BINDING UPON THE SELLER UNLESS EXPRESSLY SET FORTH HEREIN.

For purposes of this Agreement, the Seller's knowledge shall mean the actual knowledge of the Seller, without any duty to further research or make inquiry.

4.   Representations of the Buyer. The Buyer hereby represents and warrants to the Seller that (a) the Buyer has full legal capacity to enter into and perform this Agreement and to consummate the transactions contemplated hereby, and (b) this Agreement constitutes the valid and binding obligation of the Buyer enforceable in accordance with its terms.

5.   Indemnification.

(a)   The covenants of the parties hereto shall survive the Closing.

(b)   The Buyer hereby agrees to indemnify, defend and hold harmless the Seller, his agents and contractors and his and their heirs, successors and assigns (each a "Seller Indemnitee") from and against any and all claims, demands, allegations, investigations, actions, litigation, and any other legal, regulatory, investigatory or other proceedings (each a "Claim" and collectively, the "Claims"), and any direct (and not consequential) losses, damages, judgments, settlements, fines, penalties, fees, costs and expenses (including, without limitation, reasonable attorney's fees and costs) and any other liability (collectively, the "Liabilities") arising solely and exclusively out of: (i) Buyer's ownership and/or use of the Vessel subsequent to the Closing; or (ii) any material breach of any covenant or obligation of the Buyer contained in this Agreement.

(c)   The Seller hereby agrees to indemnify, defend and hold harmless the Buyer, its affiliates and its and their officers, directors, employees, contractors and agents (each a "Buyer Indemnitee", and together with the Seller Indemnitees, the "Indemnitees") from and against any and all Claims, and any Liabilities arising solely and exclusively out of: (i) the Seller's ownership and/or use of the Vessel prior to the Closing; (ii) any material inaccuracy in or breach of any of the representations or warranties made by the Seller in this Agreement; or (iii) any material breach of any covenant or obligation of the Seller contained in this Agreement. The Seller shall have no liability to the Buyer for any such claims for which the Buyer had actual knowledge prior to the Closing.

(d)   In the event of any Claim to which any Indemnitee may be entitled to indemnification, compensation or reimbursement pursuant to this Section 5, the indemnified Party shall have the right to (i) proceed with the defense of such Claim on its own with counsel and (ii) settle, adjust or compromise such Claim. An Indemnitee shall give the indemnifying Party prompt notice after such Indemnitee becomes aware of the commencement of any Claim; *provided, however,* that any failure on the part of an Indemnitee to so notify shall not limit any of the obligations of the indemnifying Party herein, or any of the rights of any Indemnitee, under this Section 5. If the indemnified Party does not elect to proceed with the defense of any Claim, the indemnifying Party may proceed with the defense of such Claim with counsel reasonably satisfactory to the indemnified Party; *provided, however,* that the indemnifying Party may not settle or compromise any such Claim without the prior written consent of the indemnified Party (which consent shall not be unreasonably withheld or delayed).

6.   Equitable Remedies. The Seller acknowledges that a breach or alleged breach by the Seller under this Agreement would cause the Buyer immediate and irreparable harm for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by the Seller of any such obligations, the Buyer may, in addition to any and all other rights and remedies that may be available in respect of such breach, be entitled to equitable relief, including in the form of preliminary or permanent injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

7.   Miscellaneous.

(a)   Expenses. Each party shall be responsible for its own fees and expenses incurred in connection with this Agreement. However, in the event any party is required to file an action to enforce this Agreement, the prevailing party shall be entitled to all attorneys' fees and costs, including, but not limited to, appellate and post judgment.

(b)   Entire Agreement. This Agreement represents the entire agreement among the parties with respect to the purchase of the Vessel by the Buyer from the Seller and supersedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement including, but not limited to, any representations made during any negotiations whether written or oral, and may not be changed except by a written document signed by the parties hereto.

(c)   Parties in Interest. This instrument shall inure to the benefit of the parties and their successors, assigns and legal representatives, and shall be binding upon the parties and their successors and legal representatives. Unless expressly permitted by the other parties in writing, no party may sell, transfer, assign or delegate this Agreement or any the rights, benefits or obligations under this Agreement except that Buyer may, without any consent of Seller, transfer, assign or delegate this Agreement or any rights, benefits or obligations under this Agreement, to any person or entity the majority of the voting power and distributional rights of which are owned, directly or indirectly, by the Buyer .

(d)　　Governing Law; Venue. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Florida (without giving effect to principles of conflicts of laws). In the event of any disagreement or dispute with respect to this Agreement or the interpretation thereof, the matter shall be resolved through binding arbitration in Miami, Florida by a single arbitrator appointed by the American Arbitration Association (AAA) who shall apply the AAA's Commercial Arbitration Rules. The arbitrator in its discretion may award the expenses of the arbitration, as well as legal fees and expenses of the arbitration and of any ancillary action brought under Section 6 of this Agreement, to the prevailing party. The arbitrator's award shall be final and binding and judgment thereon may be entered in or by any court of competent jurisdiction.

(e)　　Severability. Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

(f)　　Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the parties hereto.

(g)　　Waiver. Any party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent such party from thereafter enforcing any other provision of this Agreement. The rights granted to each party hereunder are cumulative and shall not constitute a waiver of any party's right to assert any other legal remedy available to it.

(h)　　Notices. All notices and other communications provided for herein shall be in writing and shall be mailed or delivered by personal delivery, by overnight delivery service or by e-mail to the intended recipient at the e-mail address or address specified adjacent to its name below; or, as to any party, at such other e-mail address or address as shall be designated by such party in a notice to the other party. All notices and other communications hereunder shall be deemed to have been duly given when transmitted by e-mailed, personally delivered, or, in the case of a mailed notice, five business days after the date deposited in the mails (registered or certified mail, return receipt requested, postage prepaid), in each case addressed as set forth in this paragraph.

Addresses for Notices:

If to the Buyer:　　Windjammer Sailing, Inc.
901 NE 10th Court
Miami, FL 33136
Attention: Zachary Luttrell, President
zack@sailingwindjammer.com

6

           If to the Seller: Dragonfly Expeditions, Inc.
                                   901 NW 10th Court
                                   Miami, FL 33136
                                   Attention: Charles J. Kropke, President
                                   charleskropke@gmail.com

      (i)   <u>Construction</u>. The headings used in this Agreement are for convenience only and shall not be deemed to constitute a part hereof. This Agreement was the subject of negotiation and any ambiguity(ies) shall not be construed against the drafter.

      (j)   <u>Counterparts</u>. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed signature pages that are electronically transmitted (e.g., via portable document format (.PDF) or Docusign.com) shall be deemed to be original. Counterpart signatures need not be on the same page and shall be deemed effective upon receipt.

Signatures on following page.

6

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or has caused this Agreement to be executed on its behalf by a representative duly authorized, all as of the Effective Date.

WINDJAMMER SAILING, INC.

Signed by:

By: Zack Luttrell
FAAF6BFBC58A454...
Zachary Luttrell, President

DRAGONFLY EXPEDITIONS INC.

Signed by:

By: Charles Kropke
CF0DACB8D56C486...
Charles J. Kropke, President

Signature Page to Ship Purchase Option Agreement – S/V Mandalay

4913-2520-3213 v.4

K.   Testing the Waters Page

 **VICINITY**

Offers   Dashboard

Windjammer Sailing Adventures

Regulation Crowdfunding



01:42

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Goal: $5M for Equity

$16M Pre-Money Evaluation

5% to 6% Pre-Sail Preferred Return

9% to 11% Post-Sail Preferred Return

YOU'RE INTERESTED

Start Date January 10, 2025

End Date April 1, 2025

The Deal   Shop Talk   Local Buzz

Why fund our local story

- **Own a piece of maritime history:** Your chance to own a piece of the S/V Mandalay while getting in on the ground floor of Windjammer Sailing Adventure's plan to revolutionize the boutique cruise industry

 **YOU'RE INTERESTED**

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

- **Preserve a Legendary Legacy:** Support the preservation of one of the oldest and most cherished sailing yachts in maritime history.

- **Exclusive Sailing Experiences:** Access smaller, more intimate island ports for unique adventures that larger ships can't offer, from secluded beaches to hidden coves or as Jimmy Buffett would say, that "One Particular Harbour"

- **Industry Growth:** Tap into the booming cruise industry, capitalizing on the increasing demand for unique, adventurous and personalized travel experiences.

- **Authenticity with Modern Amenities:** Maintain the historical charm of S/V Mandalay while incorporating modern amenities and sustainable practices.

- **Community and Cultural Enrichment:** Support a venture that preserves the Caribbean's natural beauty in addition to fostering cultural exchange and economic well-being in the region.



Overview

The modern cruise market and cruise experiences have fundamental flaws that present a great opportunity for Windjammer Sailing Adventures. Mainstream cruise lines have prioritized scale over experience, leading to customers packed in long lines for overly commercial and inauthenic experiences. Specialty cruise offerings have grown in recent years as a result of obvious demand, but the market remains widely fragmented and focused on stuffy luxury experiences.

There is an opportunity to provide an intimate and personalized cruising experience that does not include compromises made by mass market cruise lines that Windjammer Sailing Adventures is uniquely positioned to seize.

Windjammer Sailing Adventures has plans to fill this gap in the market, offering an intimate and authentic cruise experience at a price point accessible to normal families. Rooted in the history of Windjammer Cruises, Our vision is to establish the premier fleet of Caribbean-sailing cruise vessels, beginning with our Queen of the Sea - the S/V Mandalay.

S/V Mandalay

The S/V Mandalay offers a nostalgic glimpse into the past. Built in 1923 by financier E.F. Hutton for his wife, Marjorie Merriweather Post, this steel-hulled 236-foot schooner was initially named Hussar. Renowned for its luxury, it was later sold to George Mendelson and renamed Vema. During WWII, Vema served as a merchant marine cadet training ship and subsequently became a renowned oceanographic research vessel for Columbia University. During her time with Columbia, the S/V Mandalay logged more than one million ocean miles and was used by the University to prove the Continental Drift Theory. The S/V Mandalay later served as the top-of-the-line sail ship for the legendary cruise company, Windjammer Barefoot Cruises.

Today, as the S/V Mandalay, it can accommodate 70 passengers and 30 crew, offering an invigorating sailing itinerary unavailable to normal cruise line passengers. The Mandalay's timeless charm, with her teak decks and original woodwork, provides a unique blend of past and present, delivering an unparalleled escape to breathtaking islands and their shimmering aquamarine waters. Windjammer Sailing Adventures has acquired the S/V Mandalay and with your investment is planning a full restoration to return her to her former glory and serve as the flagship of a Windjammer cruise fleet in the Caribbean.



What is a "Windjammer"

"Windjammer" evokes a lifestyle steeped in maritime tradition, embodying the spirit of adventure and a deep connection to the sea. It signifies an authentic way of life characterized by a passion for sailing, a love for exploring uncharted waters, and an appreciation for the natural world. This term captures the essence of seafaring culture, where the journey is as important as the destination. It reflects a commitment to preserving the purity and tranquility of ocean travel, celebrating the freedom and serenity that come with harnessing the power of the wind.

Cruise Market Overview

The global cruise market size is expected to reach 18.30 billion US Dollars by 2030, registering a CAGR of 11.5% during the forecast period. This growth is driven by the rising popularity of specialized cruises, attracting various consumer groups with boutique experiences such as kids-related, yoga, mystery, and **adventure**. These cruises offer unique and fun experiences that go beyond traditional cruising.

According to the Cruise Lines International Association, Gen Z is set to become the largest consumer group in the cruise industry, surpassing millennials. This generation's desire for unique and authentic experiences, coupled with their enthusiasm for travel is expected to drive significant market growth. Due to the limited number of companies in the industry and rising concerns over ocean pollution and impact on marine wildlife by mega cruise lines, there is a major market opportunity for the Windjammer Sailing Adventures model.

Over the past decade, the cruise ship market has experienced significant growth, driven by increasing demand for unique and immersive travel experiences. Despite the challenges posed by the pandemic in 2020, the industry has shown remarkable resilience. As restrictions lifted, travelers eager to escape the confines of their homes turned to cruising as a way to explore the world safely. This surge in interest has led to a rapid recovery and expansion of cruise offerings, catering to a diverse array of tastes and preferences. Windjammer Sailing Adventures offers something traditional cruise ships cannot—

access to smaller, exclusive ports with inclusive experiences that large commercialized ships simply can't reach.


Boutique Cruise Market
Market Size (2023)
$66.2 B
CAGR (2022-2032)
11.5%
Serviceable Market (2023)
$79.2 M
55% Male
45% Female
Age Demographics
Growth Factors
• Rising disposable incomes.
• Expanding middle-class population.
• New innovative amenitites & features to attract customers.
• Increasing interest in travel, exploration & unique experiences.
Windjammer

Windjammer Sailing Adventures focuses on authentic, intimate sailing experiences, allowing travelers to discover hidden gems and remote destinations. Windjammer Sailing Adventures embraces sustainability and a love for nature, providing an eco-friendly way to explore the Caribbean's pristine waters. As people continue to prioritize health, wellness, and sustainable travel, the cruise ship market is poised for continued growth, with Windjammer offering a unique and responsible way to experience the sea.

Competitive Landscape

The boutique cruise market consists of approximately 20 existing ships, offering various sailing experiences, visiting exclusive ports and providing guests with a taste of maritime tradition. Notable vessels include the American Eagle, Angelique, Grace Bailey, Heritage, J. & E. Riggin, Ladona, Lewis R.

French, Mary Day, Stephen Taber, Diamant, Lyra, Vela, The Swift, Sea Cloud, Star Clipper, Star Flyer, Sea Cloud ii, Sea Cloud Spirit, and Royal Clipper.

Among these esteemed vessels, few can match the legacy, size, and authenticity of the S/V Mandalay. Built in 1923 and steeped in rich history, the S/V Mandalay stands out for its grandeur and storied past. The S/V Mandalay is a unique gem in the Windjammer space with its extensive teak decks, original woodwork, and ability to access remote and seldom explored ports of call due to an 18 foot draft and sleek maneuverability.

The S/V Mandalay's ability to combine historical charm with modern amenities sets it apart from the competition. While ships like the Sea Cloud and Royal Clipper offer impressive journeys, the Mandalay's free-spirited culture, island crew, original routes, and exclusive ports of call create an unmatched sailing adventure. Passengers aboard the S/V Mandalay can enjoy a truly authentic maritime experience, immersing themselves in a blend of history, discovery, and the natural beauty of the seas, making it the crown jewel of the market.

Windjammer Legacy



Dear Friends, Colleagues, Windjammer Friends and Fans and all of those who have ever Harbored a Dream of Sailing on a Tall Ship,

I am thrilled to announce the complete acquisition of the SV Mandalay by Windjammer Sailing Adventures. This marks a significant milestone in our mission to honor the legacy of Captain Mike Burke and the cherished era of Windjammer Barefoot Cruises. While the original company went bankrupt in 2007, the spirit and culture of Windjammer, with its blend of adventure, fun, and informality, have endured. Our commitment to this legacy is demonstrated by our purchase of Windjammer memorabilia and our efforts to establish a museum dedicated to its history.

The SV Mandalay is currently in St. George's, Grenada, and will soon undergo a comprehensive restoration in Port of Spain, Trinidad, expected to be completed within six to eight months. We are excited to revive the traditions and experiences that made Windjammer so beloved, including Rum Swizzles, story time, and sleeping on deck. Joining us on this journey are esteemed veterans of Windjammer and new team members, ensuring that the magic of Windjammer lives on. We eagerly anticipate welcoming you back aboard for new adventures and creating unforgettable memories together.

Fair Winds,
Charles J. Kropke
CEO, Windjammer Sailing Adventures



Business Plan

Product Offering

Windjammer Sailing Adventures (WSA) is reviving the allure and romance of sailing schooner cruises in the Caribbean with two iconic vessels: the S/V Mandalay and the S/V Lili'uoakalani. In our first years of operation, the focus will be on restoration and operation of the S/V Mandalay, a meticulously restored 70-passenger ship from the 1920s. The S/V Lili'uoakalani, formerly the Baltic Star, will be transformed into a four-mast schooner with a 200-guest capacity, set to join the fleet as our flagship in the second year. Our cruises are designed to offer intimate and personalized experiences, with planned itineraries that

include a 6-day journey from Grenada exploring various Caribbean islands, and bespoke shore excursions crafted with local partners.

Onboard and Shore Experiences

Guests on WSA cruises will enjoy a range of unique onboard and shore experiences. Onboard the S/V Mandalay, we offer farm-to-table dining with fresh ingredients sourced from each port, sunset sails, stargazing, and enrichment activities led by guest speakers and artisans. Water-based activities such as snorkeling, kayaking, and paddleboarding are available, alongside amenities designed for relaxation and pampering. Shore excursions are curated to provide authentic cultural experiences, highlighting hidden gems and allowing guests to immerse themselves in the local culture. Our themed voyages, focusing on cuisine, ecology, and adventure, bring experts onboard to enhance the journey.


Revenue Model
$5,300 Average 7-day cruise price per double room
308 Sailing days per year
92% Target average occupancy rate
Target Revenue
8.4% EBIT Margin 2nd Year Average
14.95% CAGR
$3,575 RevPAR 2nd Year Average
S.V. Mandalay

Revenue Model and Target Market

Our revenue model combines ticket sales, onboard sales, excursions, and an online shop,

with an anticipated average occupancy rate of 92% over 308 sailing days per year. We target affluent, educated travelers aged 34-50, who make up 39.3% of our market. These customers, primarily from the US, have annual household incomes of $100K-$200K and value immersive cultural experiences and unique adventures. We anticipate a revenue model of 75% B2C sales with 25% B2B for corporate charters and weddings/events. Our go-to-market strategy includes online channels like social media and our website, as well as offline channels such as specialty travel partners, events, and a call center. This approach aims to create an exclusive brand image and build a community of culturally curious travelers, positioning WSA to capture a growing share of the specialty cruise market. Even without a firm sailing date, WSA already has a 700+ person waitlist and prebooked corporate charters accounting for over $2.0M in

combined revenue. This illustrates the value of the Windjammer brand and pent up demand for this type of cruise offering.





Timeline





Comps

The historic sailing vessel market is understandably one with limited comparisons, however one vessel similar to the Mandalay recently went on sail and serves as an illustration of the potential in a restored S/V Mandalay. After recently undergoing a full restoration, the Christina O has been listed for sale at a value of 96.5 million dollars. While there are differences between the ships, the Christina O has a similar size and historic past to the S/V Mandalay and showcases the significant value that this class of restored historic vessels can hold. To learn more about the Christina O, you can check out their article in AutoEvolution [here](#).

Investment Summary

Goal: $5M for Equity

$16M Pre-Money Evaluation

Investor Tiers
Level 4 - "Captain" Investor – Minimum investment $1,000,000

- 11% Post Sail Preferred Return

- 5.5% Pre-Sail Preferred Return

- All items in lower level plus below:

- Opportunity to "name" a cabin on the Mandalay

- Invitation to attend exclusive "Family & Friends" Mandalay voyage

- Permanent and unique recognition on the Mandalay (mutually agreeable)

Level 3 - "First Mate" Investor – Minimum investment $250,000 to $999,999

- 10.5 % Post-Sail Preferred Return

- 5.25% Pre-Sail Preferred Return

- All items in previous level plus below:

- Access to exclusive inaugural S/V Mandalay cruise

- Lifetime Windjammer Sailing Adventures Membership

- Model cannon replica from the Mandalay

Level 2 - "Second Mate" Investor – Minimum investment $50,000 to $249,999

- 10% Post-Sail Preferred Return

- 5% Pre-Sail Preferred Return

- All items in lower level plus

- Permanent and prominent recognition on the Mandalay

- Thank you video from the Windjammer Sailing Adventures Executive Team

- Five year Windjammer Sailing Adventures Membership

- Permanent and prominent recognition on the Mandalay

Level 1 - "Deckhand" Investor – Minimum investment $2,500 to $49,999

- 9% Post-Sail Preferred Return

- 5% Pre-Sail Preferred Return

- Exclusive Windjammer Sailing Adventures merch item

- One year Windjammer Sailing Adventures Membership

- Permanent name recognition on the Mandalay

Our People



Charles J. Kropke, CEO

Charles J. Kropke is a seasoned entrepreneur with a passion for adventure and exploration. As the current owner of Dragonfly Expeditions, a 33-year-old expeditionary tour company specializing in Florida and the Caribbean Basin, Charles has dedicated his career to creating unique travel experiences. He is also an accomplished author of three books, a national PBS host, and a frequent public speaker, sharing his extensive knowledge and enthusiasm for the region. Bringing the Windjammer brand back to life has been a lifelong dream for Charles. His vision for Windjammer Sailing Adventures and the S/V Mandalay is to offer unparalleled sailing experiences that blend historical authenticity with modern comfort. Under his leadership, the Windjammer brand is poised to provide guests with unforgettable journeys, exploring remote and pristine destinations that larger, commercialized cruise ships cannot reach. With his extensive background in expeditionary travel and his deep love for the sea, Charles J. Kropke is committed to reviving the legacy of the Windjammer brand.



Zack Luttrell, President and COO

Zack Luttrell brings over 25 years of experience in the event and travel industries to his role as COO of

Windjammer Sailing Adventures and the S/V Mandalay. Specializing in producing international affinity travel experiences, Zack has carved out a unique niche in the market. His innovative approach to travel and community building has set him apart in the industry. Zack's entrepreneurial spirit was first demonstrated when he created an organized fan supporter community in the NFL, which grew to over 8,000 members within its first three seasons. This achievement highlights his exceptional ability to build and nurture communities, a skill that is perfectly aligned with the culture and ethos of Windjammer Sailing Adventures. With his extensive background and proven track record, Zack Luttrell is well-positioned to help lead Windjammer Sailing Adventures into a new era. His expertise in creating unique travel experiences and his passion for community building will ensure that guests aboard the S/V Mandalay enjoy unforgettable and immersive sailing adventures, fostering a strong and vibrant Windjammer community.



Julian Peterson, Captain of the SV Mandalay

Captain Julian Peterson hails from St. Vincent and the Grenadines and grew up on the picturesque island of Bequia. His passion for sailing began at a young age when he would navigate his family's sailboat around the island, gaining hands-on experience and fostering a deep love for the sea. With over 35 years of maritime experience, Captain Julian's journey started in 1989 with Windjammer Barefoot Cruises as a deckhand, eventually rising to the rank of Captain of the S/V Yankee Clipper in 2001. Captain Julian's extensive maritime expertise is complemented by his deep understanding of the tourism industry, honed through his long tenure with Windjammer Barefoot Cruises. His experience has not only refined his navigational and seamanship skills but also enhanced his leadership and customer service abilities, making him a well-rounded and highly capable captain. Now at the helm of the S/V Mandalay, Captain Julian brings a wealth of knowledge and a genuine passion for sailing. His leadership ensures that guests of Windjammer Sailing Adventures enjoy safe, memorable, and authentic sailing experiences, guided by a captain who truly understands and loves the art of seafaring.



Harold "Boston" Brown, Executive Chef

What Boston brings to Windjammer and the Mandalay specifically is irreplaceable. Boston started with the Windjammer brand on the Yankee Clipper in 1990. He also worked on the Fantome and the Amazing Grace before becoming the Chef on the Mandalay in 1998. Boston's knowledge of Caribbean Cuisine, including its native fruits and vegetables and its wide variety of fishes; his incredible baking and cake decorating skills (Sticky Buns, anyone?) and his commitment to culinary perfection is unmatched. Give him the ingredients that he requests and prepare yourself to savor the outcome!



Sylvanus "Mash Up" Thompson, Bartender

Mash Up started with the Windjammer brand as a Steward in 1983. He worked his way up to Bartender, assuming that position on the Mandalay in 1990. Endeared to generations of Windjammer customers; Mash Up is a comfortable and familiar face behind the Mermaid Bar on the dining deck of the Mandalay. He remembers you, he remembers your drink, he is a treasure to the company.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity [here](#).



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